Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

[redacted]

09047537

December 18, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

SEC Mail
Mail Processing
Section

DEC 23 2009

Washington, DC
106

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. Superior Plus Announces October 2009 Cash Dividend , Closing Common Share Financing Over-Allotment Option and Upcoming Events; and

2. Superior Plus Announces Completion of Senior Unsecured Debenture Financing; and

3. Superior Plus Announces CDN$45 Million Bought Deal Equity Financing; and

4. Superior Plus Announces November 2009 Cash Dividend and Upcoming Events; and

5. Superior Plus Announces Expansion of its US Refined Fuels Business with a US$76 Million Acquisition; and

6. Superior Plus Announces Third Quarter Results, a US Refined Fuels Asset Acquisition of $76 Million and Completion of the Port Edwards Membrane Expansion; and

7. Superior Plus Announces Completion of Common Share Financing; and

8. Superior Plus Announces December 2009 Cash Dividend; and

9. Superior Plus Completes US$75 Million Acquisition of Griffith Acquisition Services.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.

Superior Plus

NEWS

TSX: SPB
Calgary, October 8, 2009

For Immediate Release

Superior Plus Announces October 2009 Cash Dividend, Closing of Common Share Financing Over-Allotment Option and Upcoming Events

October 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of October 2009 of $0.135 per share payable on November 13, 2009. The record date is October 31, 2009 and the ex-dividend date will be October 28, 2009. The Corporation's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Closing of Common Share Financing Over-Allotment Option

Superior has closed on the over-allotment option granted to the underwriters (the "Over-Allotment Option") in connection with Superior's offering of 3,970,000 common shares for gross proceeds of approximately $45.1 million which was completed on September 23, 2009. The Over-Allotment Option was exercised in full resulting in the issuance of an additional 595,500 common shares for gross proceeds of approximately $6.8 million.

2009 Third Quarter Results and Conference Call

Superior expects to release its 2009 third quarter results on Wednesday, November 4, 2009. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 third quarter results is scheduled for 8:30 a.m. MT on Thursday, November 5, 2009. To participate in the call, dial: 1-866-250-4892. An archived recording of the call will be available for replay until midnight, December 4, 2009. To access the recording, dial: 1-877-289-8525 and enter the pass code 4170712 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Superior Plus 2009 Annual Investor Day

Superior is pleased to announce its upcoming Annual Investor Day on Thursday, November 19, 2009 at the Fairmont Royal York in Toronto. A detailed update on Superior's current operations, short and long-term growth opportunities and financial position will be presented. Members of the professional investment community are invited to attend. Future details of the annual event will be found on Superior's website at www.superiorplus.com.

About the Corporation

Superior Plus Corp. consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	95.7 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp. | 1400, 840 – 7 Avenue SW
Calgary, Alberta T2P 3G2 | Tel: 403-218-2970
Fax: 403-218-2973 | Toll Free: 866-490-PLUS
Web: www.superiorplus.com

Superior Plus

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPB
Calgary, October 27, 2009

For Immediate Release

SUPERIOR PLUS ANNOUNCES COMPLETION OF SENIOR UNSECURED DEBENTURE FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") is pleased to announce that its indirect wholly-owned subsidiary, Superior Plus LP ("Superior LP") successfully closed the issue and sale today of $150 million aggregate principal amount of 8.25% Senior Unsecured Debentures due October 27, 2016 (the "Debentures") by way of private placement. The private placement was completed by a syndicate of agents led by Scotia Capital Inc. and included TD Securities Inc., J.P. Morgan Securities Canada Inc., National Bank Financial Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc. and Société Générale Valeurs Mobilières Inc. As previously announced, Superior intends to use the net proceeds of the financing to repay existing indebtedness under Superior LP's syndicated bank credit facility and expand Superior LP's access to capital which can be used for acquisitions, working capital and/or general corporate purposes.

The Debentures will bear interest at 8.25% per annum payable semi-annually in arrears on April 27th and October 27th of each year, commencing April 27, 2010 and mature on October 27, 2016. The Debentures may be redeemed by Superior LP in certain circumstances prior to maturity.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior Plus is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	95.8 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Superior Plus

NEWS

TSX: SPB
Calgary, November 4, 2009

For Immediate Release

SUPERIOR PLUS ANNOUNCES CDN$45 MILLION BOUGHT DEAL EQUITY FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Superior is pleased to announce that it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters co-led by National Bank Financial Inc., TD Securities Inc. and Scotia Capital Inc., and including CIBC World Markets Inc., BMO Capital Markets and Cormark Securities Inc. for an offering of 3,750,000 common shares to be issued at $12.00 per share for gross proceeds of approximately $45 million. Superior has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 416,667 common shares up to 30 days after closing to cover over-allotments. If the over-allotment option is exercised in full, the total gross proceeds raised under this offering will be approximately $50 million.

Superior intends to use the net proceeds of the offering to partially finance the previously announced acquisition of assets from Griffith Energy Services Inc. ("GES"). The remainder of the purchase price will be financed by Superior drawing on its $570 million syndicated credit facility. Closing of the offering is expected to occur on or about November 26, 2009 and is subject to customary regulatory approvals including approval of the Toronto Stock Exchange.

Superior's Executive Vice President and CFO Wayne Bingham commented, "Superior's ability to access capital markets cost effectively demonstrates confidence in Superior's existing operations and North American growth strategy."

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior Plus is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	95.8 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Superior Plus

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPB
Calgary, November 4, 2009

For Immediate Release

Superior Plus Announces November 2009 Cash Dividend and Upcoming Events

November 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of November, 2009 of $0.135 per share payable on December 15, 2009. The record date is November 30, 2009 and the ex-dividend date will be November 26, 2009. The Corporation's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

2009 Third Quarter Results and Conference Call

Superior expects to release its 2009 third quarter results on Wednesday, November 4, 2009. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 third quarter results is scheduled for 8:30 a.m. MT on Thursday, November 5, 2009. To participate in the call, dial: 1-866-250-4892. An archived recording of the call will be available for replay until midnight, December 4, 2009. To access the recording, dial: 1-877-289-8525 and enter the pass code 4170712 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Superior Plus 2009 Annual Investor Day

Superior is pleased to announce its upcoming Annual Investor Day on Thursday, November 19, 2009 at the Fairmont Royal York in Toronto. A detailed update on Superior's current operations, short and long-term growth opportunities and financial position will be presented. Members of the professional investment community are invited to attend. Future details of the annual event will be found on Superior's website at www.superiorplus.com.

About the Corporation

Superior Plus Corp. consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	95.8 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPB
Calgary, November 4, 2009

For Immediate Release

Superior Plus Announces Expansion of its US Refined Fuels Business with a US$76 Million Acquisition

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("**Superior**") is pleased to announce that one of its subsidiaries has entered into an Asset Purchase Agreement to acquire certain assets of "**Griffith Energy Services, Inc.** (**"GES"**) that comprise a retail heating oil, propane and motor fuels distribution business (the "**Business**") for an aggregate purchase price of approximately US$76 million in cash including working capital (the "**Acquisition**"). Closing of the Acquisition is subject to customary regulatory and commercial closing conditions and is expected to be completed in December 2009.

In 2008, the Business delivered approximately 37.2 million gallons of heating oil, 1.9 million gallons of propane, 13.4 million gallons of motor fuel and 2.6 million gallons of other related fuel products to customers primarily in Connecticut, Pennsylvania and Rhode Island.

The fuel distribution mix of the Business consists of approximately 68% heating oil, 24% motor fuel, 3% propane and 5% other related fuel products based upon 2008 volumes. The customer profile of the Business consists of approximately 90% residential customers and 10% commercial customers. The Business also supports its retail fuel distribution business by providing heating, ventilation and air conditioning repair and other related services throughout its area of operations.

The Business maintains 16 facilities for office space, fuel storage, fuelling and vehicle storage, of which five are owned and the remainder are leased. The Business has a well-maintained fleet of over 240 delivery and service vehicles and employs approximately 250 non-union employees. The GES business overlaps with Superior's current operations in several areas.

GES's management team has grown the Business both organically and through acquisitions by completing more than 40 acquisitions since 2000. Assuming the Acquisition is completed, Superior intends to combine the GES team with its current management to operate the Business.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated that, "We are very pleased to enter into this transaction to expand our refined fuel distribution and energy services business in the north-eastern United States as part of Superior's growth strategy. GES's business operations in Connecticut, Pennsylvania and Rhode Island are an excellent strategic fit and are complementary to the Sunoco assets Superior purchased on September 30, 2009. In addition to increasing residential and commercial heating oil, propane and motor fuel products and services, the distribution network is expected to create additional synergies as Superior integrates the two acquisitions."

As a result of the recent two heating oil acquisitions, Superior has implemented the following organizational changes to its Energy Services business to maximize its long-term growth opportunity: John Gleason will continue as President of Superior Propane and assume overall leadership and responsibility for propane and heating oil distribution and service as well as wholesale and fixed price sales activities. Greg McCamus has been newly appointed President of US Refined Fuels to provide executive leadership for the consolidation and integration of the US refined fuel business. In addition to his new responsibilities, Mr. McCamus will continue as President of SEM. These leadership changes combined with the experienced operational management from

Superior's two acquisitions are expected to provide a strong team to grow Superior's Energy Services business and develop sales and cost synergies between the businesses.

The heating oil and propane distribution business is highly fragmented throughout the north-eastern United States and eastern Canada. Superior currently intends to pursue additional acquisition and consolidation opportunities in the industry, enhance the Businesses' propane and service offerings, expand heating oil distribution at some of Superior Propane's locations and offer its fixed price energy services to its propane and heating oil customers.

The transaction is expected to be accretive to Adjusted Operating Cash Flow per share ("**AOCF**") adding approximately 3 cents per share based on 2010 forecasted projections. The 12 month trailing adjusted EBITDA up to September 30, 2009 was approximately US$13 million. The proposed acquisition of the Business is expected to increase Superior's AOCF and expand its geographic and market diversification providing additional support for a stable dividend in the future. Currently, Superior has in excess of $300 million of undrawn credit capacity available under its $570 million syndicated credit facilities primarily due to the October 27, 2009 closing of its senior unsecured debenture offering of gross proceeds of $150 million. Superior continues to maintain a strong balance sheet as part of its growth strategy.

Conference Call

A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 third quarter results is scheduled for 8:30 a.m. MST on Thursday, November 5, 2009. To participate in the call, dial: 1-866-250-4892. An archived recording of the call will be available for replay until midnight, December 4, 2009. To access the recording, dial: 1-877-289-8525 and enter the pass code 4170712 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Corporate Presentation

A corporate presentation discussing the acquisition of the Business is expected to be posted on Superior's website at www.superiorplus.com under the presentation section.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	95.8 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the completion and proposed timing of the acquisition of the Business, Superior's business strategy including future plans to expand the acquired Business facilities; the perceived benefits of the Acquisition, future adjusted operating cash flows and future dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the Acquisition, the uncertainty associated with accessing capital markets and the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

TSX: SPB

Superior Plus

A DIVERSIFIED BUSINESS CORPORATION
Focused on dividend stability with value growth

November 4, 2009

Superior Plus Announces Third Quarter Results, a US Refined Fuels Asset Acquisition of $76 Million and Completion of the Port Edwards Membrane Expansion

STRATEGIC GROWTH INITIATIVES

- On November 4, 2009, Superior announced that it entered into an asset purchase agreement to acquire certain assets of Griffith Energy Services, Inc. ("GES") that comprise a retail heating oil, propane and motor fuels distribution business for an aggregate purchase price of approximately US$76 million. For details on the acquisition, please refer to press release entitled *"Superior Plus Announces Expansion of its US Refined Fuels Business with a US$76 Million Acquisition"* dated November 4, 2009.
- Construction was substantially completed on the Port Edwards membrane expansion project in the third quarter of 2009. The plant was commissioned during October with first production expected in early November 2009. The project is expected to have annualized incremental EBITDA of US$20 - $30 million at full capacity.
- On September 24, 2009, Superior completed its acquisition of the shares of Specialty Products & Insulation Co. ("SPI") for consideration of CDN$141.8 million.
- On September 30, 2009, Superior acquired the retail heating oil and propane distribution business from Sunoco, Inc. ("SRH") for an aggregate purchase price of CDN$96.1 million.
- Superior completed the issuance of 6,773,135 common shares for gross proceeds of approximately $77.7 million and convertible debentures for gross proceeds of approximately $69.0 million during the third quarter of 2009.
- On October 27, 2009, Superior completed the issuance of 8.25% senior unsecured debentures for gross proceeds of $150 million.
- Long-term funding is now in place for all of Superior's completed growth initiatives.

OPERATIONAL HIGHLIGHTS

- Superior's revised forecast for adjusted operating cash flow per share is $1.90 - $2.05 in 2009 compared to $2.18 per share in 2008, a decrease of approximately 10% based upon the mid-point of the 2009 financial outlook range.
- Positive leading indicators in each of the businesses provide evidence that the economy has bottomed over the past two quarters as a number of Superior's customers are beginning to increase inventories, restart deferred projects, and commence work on new projects as the global economy recovers from the downturn.
- The third quarter results reflected seasonality and the impact from a global recession. Production at Port Edwards was curtailed due to construction related downtime which extended into the fourth quarter of 2009. A cash tax recovery related to the timing of the Port Edwards project start-up which had previously been expected in the third quarter is now expected to be recognized in the fourth quarter of 2009. Inventory management

activities in the Fuel Distribution segment had the effect of deferring expected profit recognition from the third quarter to the fourth quarter of 2009.

- Adjusted operating cash flow per share for the third quarter and year-to-date 2009 of $0.22 and $1.13, a decrease of $0.16 and $0.31, respectively, compared to prior year periods.
- Gross profit and EBITDA from operations were lower in the third quarter and year-to-date 2009 compared to prior periods due to the same factors outlined above.
- The impact of our strategic growth initiatives are expected to improve operating results in the fourth quarter of 2009 and more fully in 2010.
- Four quarter trailing proforma EBITDA was $265.5 million resulting in a Senior Debt to EBITDA ratio of 2.4x and a Total Debt to EBITDA ratio of 3.6x as at September 30, 2009. The proforma EBITDA includes the SPI and SRH acquisitions completed during the third quarter of 2009.

FINANCIAL SUMMARY

	Three months ended September 30,		Nine months ended September 30,	
(millions of dollars except per share amounts)	**2009**	2008	**2009**	2008
Revenue	**441.3**	580.2	**1,499.2**	1,828.8
Gross profit	**126.8**	152.8	**450.1**	476.0
EBITDA from operations[1]	**32.3**	49.6	**143.3**	173.0
Interest	**(10.1)**	(9.8)	**(28.1)**	(28.0)
Cash taxes	**0.9**	(4.3)	**(5.3)**	(10.2)
Corporate costs	**(3.8)**	(2.0)	**(10.4)**	(7.5)
Adjusted operating cash flow[1]	**19.3**	33.5	**99.5**	127.3
Adjusted operating cash flow per share, basic [1][2] and diluted [1][3]	**$0.22**	$0.38	**$1.13**	$1.44
Dividends/Distributions paid per share/unit	**$0.405**	$0.405	**$1.215**	$1.205

(1) EBITDA from operations and adjusted operating cash flow are key performance measures used by management to evaluate the performance of Superior. These measures are defined under Non-GAAP Financial Measures in Management's Discussion and Analysis of the 2009 Third Quarter Results.

(2) The weighted average number of shares outstanding for the three months ended September 30, 2009 is 88.7 million (2008 – 88.4 million) and for the nine months ended September 30, 2009, is 88.4 million (2008 – 88.3 million).

(3) For the three and nine months ended September 30, 2009 and 2008, there were no dilutive instruments.

FINANCIAL OUTLOOK

"The length of the global recession has made forecasting the recovery of the businesses difficult. Superior has responded swiftly to capitalize on acquisition opportunities given its strong balance sheet and operational expertise at a low point in the economic cycle. We continue to improve Superior's cost structure and integrate the acquisitions of SPI and SRH into our construction products and fuel distribution businesses. Given the recent improvement in a number of leading indicators in each of the businesses, we believe the third quarter of 2009 is the bottom of one of the most severe economic downturns in the past century. We remain committed to stability of dividends and creating value growth for our shareholders," said Chairman and Chief Executive Officer Grant Billing.

(millions of dollars, except per share amounts)	2009[1] Prior	2009[2] [4] [5] [6] Current
EBITDA from operations		
Fuel Distribution	**95-105**	**95-105**
Specialty Chemicals	**95-105**	**95-105**
Construction Products Distribution	**20-25**	**20-25**
Fixed-Price Energy Services	**9-12**	**9-12**
Adjusted operating cash flow per share	**$1.95-$2.10**	**$1.90-$2.05**
Dividends paid per share	**$1.62**	**$1.62**
Senior Debt/EBITDA Ratio[3]	**1.9**	**2.0**
Total Debt/EBITDA Ratio[3]	**3.0**	**3.2**

(1) As provided in Superior's 2009 Second Quarter Financial Results.

(2) The assumptions, definitions, and risk factors relating to the Financial Outlook are discussed in Management's Discussion and Analysis of the 2009 Third Quarter Results.

(3) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, the efficiency and growth projects and excludes Port Edwards project debt of $150 million (US$130 million) as well as project EBITDA contribution. Including the Port Edwards project debt with no corresponding EBITDA would result in a year-end Senior Debt to EBITDA ratio of 2.6x and Total Debt to EBITDA ratio of 3.8x.

(4) The current 2009 financial outlook includes the acquisitions of SPI and SRH which closed on September 24, 2009 and September 30, 2009, respectively.

(5) The current 2009 financial outlook includes the convertible debenture, common share, and senior unsecured debenture financings as discussed in Management's Discussion and Analysis of the 2009 Third Quarter Results.

(6) The current 2009 financial outlook does not include any benefit or cost related to the announced GES acquisition on November 4, 2009.

Superior has revised its annual expectations for adjusted operating cash flow by $0.05 to $1.90 - $2.05 per share in 2009 based upon year-to-date results and its current outlook for the remainder of 2009. The forecast decrease in adjusted operating cashflow was due to higher financing costs partially offset by incremental cash flow from the acquisitions of SPI and SRH. Superior's financial outlook for 2010 adjusted operating cash flow remains at $2.05 - $2.25 and includes the SPI and SRH acquisitions along with the related financings and excludes any benefit or cost relating to the announced GES acquisition.

The Port Edwards membrane expansion project was commissioned in October 2009. Initial start-up has commenced and production is expected in early November 2009. The Port Edwards production facility was shut down for a period of approximately 10 weeks, which included an additional four weeks of downtime not previously forecast in the second quarter of 2009. The reduced revenue and production volumes have been included in the current 2009 financial outlook.

SEGMENTED INFORMATION

	Three months ended September 30,		Nine months ended September 30,	
(millions of dollars)	**2009[1]**	2008[1]	**2009[1]**	2008[1]
EBITDA from operations:				
Fuel Distribution	**0.3**	6.7	**49.9**	57.5
Specialty Chemicals	**22.1**	31.9	**74.4**	83.6
Construction Products Distribution	**7.1**	8.1	**11.9**	23.9
Fixed-Price Energy Services	**2.8**	2.9	**7.1**	8.0
	32.3	49.6	**143.3**	173.0

(1) EBITDA from operations is a key performance measure used by management to evaluate the performance of Superior. This measure is defined under Non-GAAP Financial Measures in Management's Discussion and Analysis of the 2009 Third Quarter Results.

Fuel Distribution

- EBITDA from operations were $0.3 million and $49.9 million for the third quarter and year-to-date 2009, a decrease of $6.4 million and $7.6 million, respectively, compared to prior year periods, primarily as a result of an 8% decline in sales volumes due to the continued impact of the economic recession in Canada.
- Total gross profits per litre for the third quarter and year-to-date 2009 were 22.1 cents and 22.7 cents, a decrease of 0.6 cents and an increase of 1.5 cents, respectively, compared to the prior year periods.
- Retail propane and delivery gross profits of $44.7 million and $171.1 million decreased by 8% and 5% in the third quarter and year-to-date 2009, respectively, compared to the prior year periods. Superior's sales and marketing program has produced positive results throughout 2009 with annualized new customer volumes of approximately 119 million litres partially offsetting the impact on sales volumes due to the economic recession in Canada.
- Wholesale and related gross profits were $0.3 million and $18.5 million in the third quarter and year-to-date 2009, a decrease of $2.2 million and an increase of $4.4 million, respectively, compared to the prior year periods. Inventory management activities had the effect of deferring expected profit recognition from the third quarter to the fourth quarter of 2009.
- Superior consolidated logistics functions from six Regional Operation Centres into two National Operations Centres during the third quarter of 2009. Installation of handheld computers on the service fleet commenced in the third quarter and is expected to be completed in the fourth quarter of 2009.
- EBITDA from operations is expected to be $95 - $105 million for 2009, including the acquisition of SRH. The previous outlook provided in the 2009 Second Quarter Results did not include any benefit of the SRH acquisition completed on September 30, 2009. The benefits of sales and marketing initiatives, projected efficiency improvements in the cost structure, and the benefits due to the SRH acquisition mitigated the impact of the economic recession in North America.

Specialty Chemicals

- EBITDA from operations were $22.1 million and $74.4 million in the third quarter and year-to-date 2009, a decrease of $9.8 million and $9.2 million, respectively, compared to the prior year periods.
- Gross profits in the third quarter and year-to-date 2009 decreased by $11.9 million and $5.1 million to $50.0 million and $163.7 million, respectively, compared to the prior year periods.
- Chemical sales volumes of 163,000 (MTs) for the third quarter were 25,000 (MTs) lower than the prior year quarter primarily due to the Port Edwards membrane project conversion downtime. The Valdosta, Georgia sodium chlorate facility was restarted in the third quarter as planned due to a forecasted increase in sodium chlorate demand.
- The Port Edwards, Wisconsin chloralkali facility membrane expansion project remains on budget with construction substantially completed at the end of the third quarter. Project commissioning and testing was completed during October with first phase of start-up initiated late October. The temporary closure of the facility was approximately 10 weeks which resulted in reduced revenue and production volumes and have been reflected in the current financial outlook. The additional plant capacity is expected to provide an annual incremental US$20 - $30 million of positive EBITDA contribution at full capacity.
- EBITDA from operations is expected to be $95 - $105 million for 2009, which is consistent with the previous outlook provided in the 2009 Second Quarter Results.

Construction Products Distribution

- EBITDA from operations were $7.1 million and $11.9 million in the third quarter and year-to-date 2009, a decrease of $1.0 million and $12.0 million, respectively, compared to the prior year periods.
- Gross profits in the third quarter and year-to-date 2009 were $26.9 million and $75.6 million, a decrease of $8.3 million and $24.3 million, respectively, compared to the prior year periods primarily due to a 21%, 29%, and 31% decline in drywall sales volumes in the first, second, and third quarter, respectively. Sales volumes declined due to a rapid deterioration of the residential and commercial construction activity as a result of the impact of a recession in North America.
- Sales margins were modestly higher in most operating areas in the third quarter and year-to-date 2009, compared to the prior year periods due to a continued focus on margin management initiatives and the impact of purchasing programs.
- Aggressive cost reduction initiatives throughout the first half of the year significantly contributed to lower cash operating and administrative costs of $19.8 million, a decrease of 27% compared to the prior year period.
- Several leading indicators such as permits and housing starts have provided positive signs of both the United States and Canadian construction markets bottoming with some improvement expected in 2010.
- EBITDA from operations is expected to be $20 - $25 million for 2009, including the acquisition of SPI.. The previous outlook provided in the 2009 Second Quarter Results did not include any benefit from the SPI acquisition completed on September 24, 2009. The benefits of aggressive cost reduction programs and the positive impact of the SPI acquisition mitigated the full impact of the recession in North America.

Fixed-Price Energy Services

- EBITDA from operations were $2.8 million and $7.1 million in the third quarter and year-to-date 2009, a decrease of $0.1 million and $0.9 million, respectively, compared to the prior year periods.
- Gross profits were $7.9 million and $23.2 million in the third quarter and year-to-date 2009, a decrease of $0.7 million and $0.8 million, respectively, compared to the prior year periods.
- SEM continued to focus its sales channels towards acquiring and retaining Ontario commercial natural gas and electricity customers, Quebec commercial natural gas customers and British Columbia natural gas residential and commercial customers.
- Currently, SEM's portfolio of customers is approximately 70% commercial and 30% residential by volume.
- EBITDA from operations is expected to be $9 - $12 million for 2009, consistent with the previous outlook provided in the 2009 Second Quarter Results.

CAPITAL EXPENDITURE SUMMARY

(millions of dollars)	Three months ended September 30 2009	2008	Nine months ended September 30 2009	2008
Efficiency, process improvement and growth related	**5.0**	4.5	**17.9**	15.4
Other capital	**2.6**	0.5	**5.9**	4.9
Port Edwards expansion project	**31.1**	9.1	**87.3**	17.6
Earn-out payment on prior acquisition	**-**	-	**0.6**	-
Acquisition of SPI	**141.8**	-	**141.8**	-
Acquisition of SRH	**96.1**	-	**96.1**	-
Other acquisitions	**0.7**	(0.1)	**0.7**	24.5
Proceeds on disposition of capital	**(1.0)**	(5.1)	**(3.9)**	(6.6)
Total net capital expenditures	**276.3**	8.9	**346.4**	55.8

In the third quarter of 2009, Superior continued to improve its cost structure by investing $5.0 million of capital in efficiency projects primarily in the fuel distribution and specialty chemicals divisions. The Port Edwards conversion project made good progress in the third quarter of 2009 with capital spending of $31.1 million (US$28.3 million). The project was commissioned in October 2009 and remains on budget. As at September 30, 2009, Superior has incurred US$119.9 million of the estimated US$130 million costs to complete the Port Edwards project.

KEY CORPORATE ITEMS

- Total interest expense of $10.1 million in the third quarter increased by $0.3 million compared to the prior year quarter primarily due to higher average debt levels partially offset by lower average interest rates and the impact of the appreciation of the Canadian dollar on US denominated interest costs.
- Superior had a $570 million syndicated credit facility with undrawn credit capacity of approximately $143.7 million (excluding its securitization program) as at September 30, 2009. Effective October 31, 2009, Superior had undrawn credit capacity in excess of $300 million primarily due to the October 27, 2009 closing of Superior Plus LP's $150 million senior unsecured debentures.
- As at September 30, 2009, Superior had utilized $66.8 million of its existing securitization program.
- Due to the timing of the start-up of the Port Edwards project, Superior anticipates a US cash income tax recovery of approximately $5.6 million to occur in the fourth quarter of 2009, which will result in an increase to adjusted operating cash flow per share of approximately $0.05. The US cash tax recovery was originally expected to occur in the third quarter of 2009 and is included in the current financial outlook in 2009.
- Given Superior's current tax basis of approximately $1.7 billion as at December 31, 2008, the corporation does not anticipate any material Canadian cash taxes payable until 2014 based upon the current level of Canadian taxable income projected from 2009-2014. Beyond 2014, Superior anticipates incurring Canadian cash taxes at an approximate rate of 12-13% for a period of 3-4 years.

2009 Third Quarter Results

Superior's 2009 third Quarter Results are attached and available on Superior's website at: www.superiorplus.com under the investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 Third Quarter Results at 8:30 a.m. MST on Thursday, November 5, 2009. To participate in the call, dial: 1-866-250-4892. A recording of the call will be available for replay until midnight, December 4, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code: 4170712, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the events calendar section.

Forward Looking Information

Certain information included herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward looking information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this press release, including the attached Management's Discussion and Analysis of 2009 Third Quarter Results, includes but is not limited to, consolidated and business segment outlooks, expected EBITDA from operations, expected adjusted operating cash flow, expected adjusted operating cash flow per share, future capital expenditures, business strategy and objectives, dividend strategy, expected senior debt and total debt to EBITDA ratios, future cash flows, anticipated taxes, expected impact of proposed productivity improvement initiatives and statements regarding the future financial position of Superior and Superior LP. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, availability and utilization of tax basis, currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in the attached Management's Discussion and Analysis of 2009 Third Quarter Results. Readers are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein and in the attached Management's Discussion and Analysis of 2009 Third Quarter Results. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to Superior", in the attached Management's Discussion and Analysis of 2009 Third Quarter Results, the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

For more information about Superior, visit our website at **www.superiorplus.com** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian generally accepted accounting principles (GAAP), adjusted for changes in non-cash working capital and customer acquisition costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under Canadian GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer contract related costs in a manner consistent with the income statement recognition of these costs. Adjusted operating cash flow is reconciled to cash flow from operating activities on page 9.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating divisions. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating businesses may be referred to as EBITDA from operations. Net earnings (loss) are reconciled to EBITDA from operations on page 26.

Compliance EBITDA

Compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of compliance EBITDA may differ from similar calculations used by comparable entities. See Note 11 to the unaudited Interim Consolidated Financial Statements for a reconciliation of net earnings (loss) to compliance EBITDA.

Overview of Superior

Superior Plus Corp. is a diversified business corporation. Superior holds 100% of Superior LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior owns 100% of the shares of Superior General Partner Inc. The cash flow of Superior is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to Superior by means of partnership allocations. Superior, through its ownership of Superior LP has four operating segments: a fuel distribution and related service business operating under the trade names Superior Propane, Superior Plus Energy Services, Montour Home Comfort Services and Mohawk Home Comfort Services; a specialty chemicals business operating under the trade name ERCO Worldwide (ERCO); a construction products distribution business operating under the trade names Winroc and Specialty Products and Insulation Co. (SPI); and a fixed-price energy services business operating under the trade name Superior Energy Management (SEM).

Third Quarter Results

Summary of Adjusted Operating Cash Flow

(millions of dollars except per share amounts)	Three months ended September 30, 2009	2008	Nine months ended September 30, 2009	2008
EBITDA from operations:				
Fuel Distribution	**0.3**	6.7	**49.9**	57.5
Specialty Chemicals	**22.1**	31.9	**74.4**	83.6
Construction Products Distribution	**7.1**	8.1	**11.9**	23.9
Fixed-Price Energy Services	**2.8**	2.9	**7.1**	8.0
	32.3	49.6	**143.3**	173.0
Interest	**(10.1)**	(9.8)	**(28.1)**	(28.0)
Cash income tax recovery (expense)	**0.9**	(4.3)	**(5.3)**	(10.2)
Corporate costs	**(3.8)**	(2.0)	**(10.4)**	(7.5)
Adjusted operating cash flow	**19.3**	33.5	**99.5**	127.3
Adjusted operating cash flow per share, basic [(1)] and diluted [(2)]	**$0.22**	$0.38	**$1.13**	$1.44

(1) The weighted average number of shares outstanding for the three months ended September 30, 2009, is 88.7 million (2008 – 88.4 million) and for the nine months ended September 30, 2009, is 88.4 million (2008 – 88.3 million).

(2) For the three and nine months ended September 30, 2009 and 2008, there were no dilutive instruments.

Adjusted Operating Cash Flow Reconciled to Cash Flow from Operating Activities [(1)]

(millions of dollars)	Three months ended September 30, 2009	2008	Nine months ended September 30, 2009	2008
Cash flows from operating activities	**29.3**	8.7	**187.7**	154.1
Add: Customer contract related costs capitalized	**0.9**	2.6	**3.0**	5.0
Less: Decrease in non-cash working capital	**(9.2)**	23.8	**(86.1)**	(26.9)
Amortization of customer contract related costs	**(1.7)**	(1.6)	**(5.1)**	(4.9)
Adjusted operating cash flow	**19.3**	33.5	**99.5**	127.3

(1) See the unaudited Interim Consolidated Financial Statements for cash flows from operating activities, customer contract related costs and changes in non-cash working capital.

Third quarter adjusted operating cash flow was $19.3 million, a decrease of $14.2 million or 42% compared to the prior year quarter. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at Superior's fuel distribution, specialty chemicals and construction products distribution businesses and higher corporate costs, offset in part by lower cash income taxes. Adjusted operating cash flow per share was $0.22 per share in the third quarter, a decrease of 42% from $0.38 per share in the prior year quarter due to the decrease in adjusted operating cash flow noted above. The weighted average number of shares outstanding was consistent with the prior year quarter. A comprehensive review of EBTIDA from operations for all of Superior's businesses is contained later in this management's discussion and analysis.

Adjusted operating cash flow for the nine months ended September 30, 2009 was $99.5 million, a decrease of $27.8 million or 22% compared to the prior year period. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at all of Superior's business and higher corporate costs, offset in party by reduced cash income taxes. Adjusted operating cash flow per share was $1.13 per share for the nine months ended September 30, 2009, a decrease of $0.31 per share or 22% due to the decrease in adjusted operating cash flow as noted above. The weighted average number of shares outstanding was consistent with the prior year period.

Net earnings for the third quarter were $33.0 million, compared to a net loss of $203.9 million in the prior year quarter. Net earnings were impacted by $33.9 million in unrealized gains on financial instruments in the current quarter,

compared to unrealized losses of $232.7 million in the prior year quarter. The change in the unrealized gains and losses on financial instruments was due principally to gains in the current quarter on SEM's natural gas financial derivatives compared to losses in the prior year as a result of fluctuations in the spot and forward price for natural gas. Revenues of $441.3 million were $138.9 million lower than the prior year quarter due principally to a decrease in the retail selling price of propane as a result of a reduction in the wholesale cost of propane, in addition to reduced sales volumes and selling prices within the construction products distribution business. Gross profit of $126.8 million was $26.0 million lower than the prior year quarter due principally to reduced sales volumes at all of Superior's operating businesses. Total income tax for the third quarter was an expense of $5.0 million compared to an income tax recovery of $3.3 million in the prior year quarter. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008, and the reversal of Superior's deferred tax credit. Additionally, third quarter net earnings were affected for the same reasons as the analysis of adjusted operating cash flow for the third quarter which is detailed by operating business throughout this management's discussion and analysis.

Net earnings for the nine months ended September 30, 2009 were $50.9 million, compared to net earnings of $87.6 million in the prior year period. Net earnings were impacted by $20.4 million in unrealized losses on financial instruments in the current period, compared to unrealized gains of $22.4 million in the prior year period. The change in the unrealized gains and losses on financial instruments was due principally to a reduction in the value of ERCO's fixed-price power purchase agreements due to changes in the spot and forward prices of electricity; additionally, losses in the current period on SEM's natural gas financial derivatives compared to a small gain in the prior year period were the result of fluctuations in the spot and forward price for natural gas. Revenues of $1,499.2 million were $329.6 million lower than the prior year period due principally to a decrease in the retail selling price of propane as a result of a reduction in the wholesale cost of propane, in addition to reduced sales volumes and selling prices within the construction products distribution business. Gross profit of $450.0 million was $26.0 million lower than the prior year period due principally to reduced sales volumes at all of Superior's businesses. Total income tax recovery in the current period was $8.3 million compared to an income tax expense of $25.7 million in the prior year quarter. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008, and the reversal of Superior's deferred tax credit.

Fuel Distribution

Superior Propane generated EBITDA from operations of $0.3 million in the third quarter, a decrease of $6.4 million from the prior year quarter due to lower gross profit and modestly higher operating costs.

Condensed operating results for the three and nine months ended September 30, 2009 and 2008 are provided in the following table.

	Three months ended September 30,				Nine months ended September 30,			
(millions of dollars except per litre amounts)	**2009**		2008		**2009**		2008	
		¢/litre		¢/litre		**¢/litre**		¢/litre
Revenue[(1) (2)]	**147.6**	**65.9**	236.6	97.0	**614.4**	**68.0**	834.2	84.5
Cost of sales	**(98.0)**	**(43.8)**	(181.3)	(74.3)	**(409.6)**	**(45.3)**	(625.2)	(63.3)
Gross profit	**49.6**	**22.1**	55.3	22.7	**204.8**	**22.7**	209.0	21.2
Less: Cash operating and administration costs	**(49.3)**	**(22.0)**	(48.6)	(19.9)	**(154.9)**	**(17.1)**	(151.5)	(15.3)
EBITDA from operations	**0.3**	**0.1**	6.7	2.8	**49.9**	**5.6**	57.5	5.9
Propane retail volumes sold *(millions of litres)*	**224**		244		**904**		987	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 9 and 13 to the unaudited Interim Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management's discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and nine months ended September 30, 2009 is $0.1 million and $1.0 million in realized foreign currency forward contract losses, and included in revenue for the three and nine months ended September 30, 2008 is $0.2 million and ($0.4) million in realized foreign currency forward contract gains (losses).

(2) For the three and nine months ended September 30, 2009 for purposes of the management's discussion and analysis, Superior has reclassified $0.1 million and $nil, of foreign currency translation gains related to US-denominated working capital from operating and administrative expense to revenue and for the three and nine months ended September 30, 2008 has reclassified $nil and $0.6 million of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue. Reclassification of the

translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

Revenues for the third quarter of 2009 were $147.6 million, a decrease of $89.0 million from revenues of $236.6 million in 2008. The decrease in revenues was due to lower retail propane sales volumes, combined with a lower average retail selling price of propane as a result of a reduction in the wholesale cost of propane. Total gross profit for the third quarter of 2009 was $49.6 million, a decrease of $5.7 million or 10% over the prior year quarter. Total gross profit per litre for the third quarter of 2009 was 22.1 cents per litre, a decrease of 0.6 cents per litre or 3% compared to the prior year quarter. A summary and detailed review of gross profit by segment is provided below.

Gross Profit by Segment

	Three months ended September 30,		Nine months ended September 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Retail propane and delivery	**44.7**	48.4	**171.1**	180.1
Other services	**4.6**	4.4	**15.2**	14.8
Wholesale and related	**0.3**	2.5	**18.5**	14.1
Total gross profit	**49.6**	55.3	**204.8**	209.0

Retail propane and delivery gross profit for the third quarter was $44.7 million, a decrease of $3.7 million or 8% from the prior year quarter, due principally to a 20 million litre or 8% reduction in sales volumes, offset in party by a modestly higher average retail and delivery sales margins. Residential and commercial volumes decreased by 4 million litres or 6% and were negatively impacted by a weaker overall economic environment throughout most of Canada and the ongoing impact of the customer conservation trend which began in 2008. Superior Propane's ongoing marketing efforts have been successful in acquiring new customers, partially offsetting the impact of reduced volumes due to the weaker economic environment. Average weather, as measured by degree days, for the third quarter was 6% warmer than the prior year and 10% warmer than the five year average, negatively impacting heating related volumes. However, heating related volumes in the second and third quarters are generally not materially impacted by average weather due to the seasonality of Superior Propane's operations. Industrial volumes decreased by 12 million litres or 9%, due principally to the impact of a weaker economic environment as noted above. In particular, volumes were negatively impacted by customer cutbacks and closures in the manufacturing and mining sectors, throughout Eastern Canada and the Prairies in addition to the impact of reduced activity levels in the oil and gas sector. Automotive propane volumes declined by 3 million litres or 9%, which was modestly below the historical decline trend in this end-use market due to a favourable pricing differential between retail propane and retail gas. Superior Propane continued to actively manage sales margins in the third quarter, resulting in an average retail propane and delivery sales margin of 19.9 cents per litre, which was consistent with the prior year quarter average margin of 19.8 cents per litre. Average margins compared to the prior year quarter were positively impacted by margin management initiatives, offset by the impact of competitive pressures.

Other services gross profit was $4.6 million in the third quarter, an increase of $0.2 million over the prior year quarter as increased rental gross profits more than offset weaker demand for service and installations. Wholesale and related gross profits were $0.3 million in the third quarter, a decrease of $2.2 million compared to the prior year quarter due to lower gross profits within the wholesale trading business as a result of weaker trading conditions during the quarter in addition to the timing of the recognition of gross profits compared to the prior year quarter. On an annualized basis, Superior Propane anticipates that wholesale trading gross profits will be higher than the prior year assuming normal volatility in the wholesale cost of propane for the remainder of 2009.

Superior Propane Annual Sales Volumes:

Volumes by End-Use Application [1]

	Three months ended September 30,	
	2009	2008
Residential	**18**	19
Commercial	**40**	43
Agricultural	**8**	9
Industrial	**127**	139
Automotive	**31**	34
	224	244

Volumes by Region [1] [2]

	Three months ended September 30,	
	2009	2008
Western Canada	**115**	134
Eastern Canada	**90**	92
Atlantic Canada	**19**	18
	224	244

Volumes by End-Use Application [1]

	Nine months ended September 30,	
	2009	2008
Residential	**103**	109
Commercial	**203**	214
Agricultural	**39**	44
Industrial	**478**	529
Automotive	**81**	91
	904	987

Volumes by Region [1] [2]

	Nine months ended September 30,	
	2009	2008
Western Canada	**494**	550
Eastern Canada	**338**	366
Atlantic Canada	**72**	71
	904	987

(1) **Volume**: Volume of retail propane sold (millions of litres).

(2) **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec.

Cash operating and administrative costs of $49.3 million increased by $0.7 million or 1% from the prior year quarter due to increased equipment and truck maintenance and telecommunications costs, offset by lower wages and benefits and fuel costs. Superior Propane continues to actively manage expenses, particularly wages and benefits in response to fluctuations in volumes.

Acquisition of Heating Oil Assets

On September 30, 2009, Superior acquired certain assets which make up a US retail heating oil and propane distribution business (heating oil assets) from Sunoco, Inc. (R&M), and Sunoco, Inc. both Pennsylvania corporations, for an aggregate purchase price of $96.1 million (US$89.6 million), inclusive of transaction related costs. The heating oil assets distribute a broad range of liquid fuels and propane gas and related services, serving markets in Pennsylvania and New York. As the heating oil assets were acquired on September 30, 2009, there is no contribution to Superior's third quarter results.

Outlook

Fuel Distribution

Superior expects fuel distribution's EBITDA from operations, inclusive of the contribution from the heating oils assets, for 2009 to be between $95 million and $105 million. The outlook provided in the second quarter 2009 Management's Discussion and Analysis of $95 million to $105 million was that of Superior Propane, whereas the current outlook includes the impact of the acquisition of the heating oil assets. The current outlook reflects a reduction in contribution from Superior Propane, offset by the contribution from the heating oil assets. Significant assumptions underlying the current outlook are:

- Superior forecasts average temperatures across Canada and the North Eastern United States to be consistent with the most recent five-year average;
- Total propane sales volumes compared to the prior year are expected to decline due to a continued slowdown in economic activity resulting in reduced demand for propane and related services;
- Commercial and industrial propane volumes are anticipated to improve in the last quarter of 2009 relative to the first three quarters of 2009 due to customer sales initiatives and a modestly improved outlook for the general economy;
- Total heating oil sales volumes will be consistent with Superior's acquisition assumptions;

- Superior expects that wholesale propane and heating oil prices will not significantly impact demand for propane and heating oil and related services;
- Total gross profit for Superior Propane compared to the prior year is anticipated to decrease due to reduced economic activity and resulting demand; and
- Wholesale trading gross profits will be higher than in 2008 assuming normal volatility in the wholesale cost of propane for the remainder of 2009.

Effective with the fourth quarter of 2009, Superior anticipates that it will no longer provide individual reporting and outlook's for its propane distribution, heating oil distribution and fixed-price energy services (SEM) businesses, rather it will report actual results and outlook's on a grouped basis which may be referred to as Energy Services. Superior's 2009 outlook for its Energy Services business, as defined above, based on the individual businesses outlook's provided in this management's discussion and analysis would be between $104 and $117 million.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of significant business risks affecting Superior's propane and heating oil businesses.

Specialty Chemicals

ERCO Worldwide generated EBITDA from operations in the third quarter of $22.1 million, a decrease of $9.8 million or 31% from the prior year quarter due to lower gross profits, offset by lower operating expenditures.

Condensed operating results for the three and nine months ended September 30, 2009 and 2008 are provided in the following table.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended September 30,**				**Nine months ended September 30,**			
	2009		2008		**2009**		2008	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical (1) (3)	**112.8**	**692**	122.1	649	**343.4**	**726**	344.6	608
Technology	**1.6**	**10**	1.6	9	**6.8**	**14**	9.9	17
Cost of Sales								
Chemical (1) (2)	**(64.0)**	**(393)**	(61.2)	(326)	**(183.9)**	**(389)**	(180.2)	(318)
Technology	**(0.4)**	**(2)**	(0.6)	(3)	**(2.6)**	**(5)**	(5.5)	(9)
Gross Profit	**50.0**	**307**	61.9	329	**163.7**	**346**	168.8	298
Less: Cash operating and administrative costs(3)	**(27.9)**	**(171)**	(30.0)	(160)	**(89.3)**	**(189)**	(85.2)	(150)
EBITDA from operations	**22.1**	**136**	31.9	169	**74.4**	**157**	83.6	148
Chemical volumes sold (thousands of MTs)	**163**		188		**473**		567	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 9 and 13 to the unaudited Interim Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management's discussion analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and nine months ended September 30, 2009 is $0.5 million and $7.3 million in realized foreign currency forward contract losses and included in chemical cost of sales and for the three and nine months ended September 30, 2009 is $0.3 million and $0.4 million in realized fixed-price electricity gains. Included in revenue for the three and nine months ended September 30, 2008 is $1.5 million and $6.3 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and nine months ended September 30, 2008 is $5.4 million and $17.2 million in realized fixed-price electricity gains.

(2) Effective January 1, 2008, Superior adopted a revised CICA Handbook section related to Inventory. This section impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally the amortization of property, plant and equipment. Additionally, this section requires that the amortization that is inventoried be classified as a component of cost of products sold once sold. As such, for the three and nine months ended September 30, 2009, for purposes of the management's discussion and analysis, Superior has excluded $9.1 million and $27.3 million in non-cash amortization from cost of sales in the calculation of ERCO Worldwide's EBITDA from operations and for the three and nine months ended September 30, 2008, Superior has excluded $9.1 million and $28.8 million.

(3) For the three and nine months ended September 30, 2009 for purposes of the management's discussion and analysis, Superior has reclassified $0.5 million and $1.9 million, of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue and for the three and nine months ended September 30, 2008 has reclassified $0.5 million and $1.1 million of foreign currency translation gains related to US-denominated working capital from operating and administrative expense to revenue. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

Chemical and technology revenues for the third quarter of $114.4 million were $9.3 million or 8% lower than the prior year quarter as reduced sales volumes more than offset an improvement to the average chemical sales price. Technology revenues were consistent with the prior year quarter; technology revenues and gross profits are dependent on the timing of projects. Third quarter gross profit was $50.0 million, comprised of $48.8 million from chemical sales and $1.2 million from technology projects. Chemical gross profit was $12.1 million lower than the prior year quarter due principally to reduced chloralkali/potassium gross profits, as sodium chlorate gross profits were consistent with the prior year quarter. Chloralkali/potassium gross profits were impacted by reduced sales volumes due in part to the general economic slow down combined with the impact of the high selling price of potassium based products as a result of an increase in the price of potash, the primary input in the production of potassium products. The increase in the costs of potash also negatively impacted average sales margins. Sodium chlorate gross profits were consistent with the prior year as a 10% increase the average selling price and lower average electricity costs, was offset by a decrease in sales volumes. Sodium chlorate sales volumes decreased by 15,000 tonnes or 12% compared to the prior year quarter due principally to reduced sales volumes in North America as a result of reduced demand for pulp. Weak demand for pulp, and therefore sodium chlorate in North America was due principally to the global economic slow down. Sodium chlorate average selling prices were 10% higher than the prior year quarter due to the appreciation of the US dollar relative to the Canadian dollar on US-denominated sales and the impact of higher international sales at improved price levels. Technology gross profit was consistent with the prior year quarter as the timing of the recognition of profits on various projects was offset by the impact of the normal course expiration of royalty revenues.

Cash operating and administrative costs of $27.9 million were $2.1 million or 7% lower than the prior year quarter due to reduced operating costs at ERCO's Valdosta, Georgia facility due to production curtailments, in addition to lower maintenance, consulting and travel related costs, offset by the impact of the appreciation of the US dollar on US-denominated expenses.

Port Edwards Conversion Project Update

Superior's project to convert its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology is currently on budget and it is anticipated that the facility will be fully commissioned and in full production by the end of the fourth quarter of 2009. Significant milestones reached during the third quarter included the installation of all major equipment and components; as a result, the facility ceased production midway through the third quarter to allow for the final conversion to be completed.

The conversion project maintains the facility's ability to produce both sodium and potassium products, increases the production capacity by approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The total cost of the conversion is estimated to be US $130 million. See "Consolidated Capital Expenditure Summary" for additional details on costs incurred related to Port Edwards.

Outlook

Superior expects EBITDA from operations from its specialty chemicals business for 2009 to be between $95 million and $105 million, consistent with the previous outlook as provided in the second quarter 2009 Management's Discussion and Analysis. Significant assumptions underlying the current outlook are:

- Current supply and demand fundamentals for sodium chlorate will be weaker than the prior year, resulting in reduced sales volumes for 2009;
- Chloralkali/potassium gross profits will be impacted by lower sales prices compared to historically high levels in the first half of 2009 and the second half of 2008;
- ERCO's average plant utilization for the remainder of 2009 is expected to be approximately 85-90%, excluding the impact of production curtailments due to the conversion of the Port Edwards, Wisconsin facility;
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for US $130 million is expected to be completed on-budget in the fourth quarter of 2009; and
- No incremental cash flow is anticipated as a result of the Port Edwards project in 2009, except for the impact of reduced US cash income taxes compared to the prior year which does not form part of ERCO's EBITDA from operations.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's specialty chemicals business.

Construction Products Distribution

Construction products distribution generated EBITDA from operations of $7.1 million in the third quarter, a decrease of $1.0 million or 12% from the prior year quarter, as reduced gross profit more than offset lower operating expenses.

Condensed operating results for the three and nine months ended September 30, 2009 and 2008 are provided in the following table.

	Three months ended September 30,		Nine months ended September 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Distribution and direct sales revenue	**100.5**	142.6	**292.8**	399.5
Distribution and direct sales cost of sales	**(73.6)**	(107.4)	**(217.2)**	(299.6)
Distribution and direct sales gross profit	**26.9**	35.2	**75.6**	99.9
Less: Cash operating and administrative costs	**(19.8)**	(27.1)	**(63.7)**	(76.0)
EBITDA from operations	**7.1**	8.1	**11.9**	23.9

Distribution and direct sales revenues of $100.5 million for the third quarter of 2009 were $42.1 million or 30% lower than the prior year quarter due to reduced sales volumes and lower selling prices. Distribution and direct sales gross profit of $26.9 million in the third quarter was $8.3 million or 24% lower than the prior year quarter, due principally to the impact of reduced sales volumes, offset in part by higher percentage sales margins. Distribution drywall sales volumes, an indicator of overall distribution sales volumes, decreased 31% compared to the prior year quarter. The decrease in distribution sales volumes was largely due to the ongoing slowdown in new home residential housing starts and commercial building activity which negatively impacted volumes in all of Winroc's operating regions, particularly in British Columbia and the U.S. Sales volumes were also negatively impacted by the general economic slowdown throughout North America. Percentage sales margins were modestly higher than the prior year quarter as a result of lower average selling prices and margin management initiatives. Sales margins and average selling prices continue to be challenged as a result of ongoing competitive pressures. Cash operating and administrative costs of $19.8 million were $7.3 million or 27% lower than the prior year quarter due to the impact of aggressive cost reduction programs and lower warehouse wages and fleet costs due to reduced sales volumes.

Acquisition of Specialty Products & Insulation Co.

On September 24, 2009, Superior completed its acquisition of the shares of Specialty Products & Insulation Co. (SPI) for consideration of approximately $141.8 million (US$130.5 million), inclusive of transaction related costs. SPI is a US national distributor of insulation and architectural products in the commercial and industrial markets. The acquisition of SPI further diversifies Superior's construction products distribution division through SPI's leading market position in 28 states, 70 operation centers and 11 fabrication facilities. SPI contributed $0.4 million of EBITDA from operations for the period September 24, 2009 through September 30, 2009.

Outlook

Superior expects construction products distribution EBITDA from operations, inclusive of the acquisition of SPI, for 2009 to be between $20 million and $25 million. The outlook provided in the second quarter 2009 Management's Discussion and Analysis of $20 million to $25 million was that of Winroc, whereas the current outlook includes the impact of the acquisition of SPI. The current outlook reflects a reduction in contribution from Winroc, offset by the contribution from SPI. Significant assumptions underlying the current outlook are:

- Sales volumes compared to the prior year are expected to continue to be negatively impacted by the continued weakness in new home residential and commercial activity in both Canada and the United States;
- Sales volumes attributable to Superior's acquisition of SPI will be consistent with Superior's acquisition assumptions; and
- Current economic conditions in Canada and the United States will improve in the last quarter of 2009 with continued improvement throughout 2010.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of significant business risks affecting Superior's construction products distribution businesses.

Fixed-Price Energy Services

SEM's condensed operating results for the three and nine months ended September 30, 2009 and 2008 are provided below.

(millions of dollars)	**Three months ended September 30, 2009**	2008	**Nine months ended September 30, 2009**	2008
Revenue	**77.8**	79.5	**231.6**	247.0
Cost of sales [(1)(2)]	**(69.9)**	(70.9)	**(208.4)**	(223.0)
Gross profit	**7.9**	8.6	**23.2**	24.0
Less: Operating, administrative and selling costs[(2)]	**(5.1)**	(5.7)	**(16.1)**	(16.0)
EBITDA from operations	**2.8**	2.9	**7.1**	8.0

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 9 and 13 to the unaudited Interim Consolidated Financial Statements.) In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management's discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in cost of sales for the three and nine months ended September 30, 2009, is $3.4 million and $3.1 million in realized foreign currency forward contract losses and $30.8 million and $78.2 million related to natural gas commodity realized fixed price losses. Included in cost of sales for the three and nine months ended September 30, 2008, is $5.5 million and $18.2 million in realized foreign currency forward contract losses and $17.1 million and $38.6 million in related to natural gas commodity realized fixed price gains.

(2) For the three and nine months ended September 30, 2009 for purposes of the management's discussion and analysis, Superior has reclassified $0.2 million and $0.9 million, of foreign currency translation gains related to US-denominated working capital from operating and administrative expense to cost of sales, and for the three and nine months ended September 30, 2008 has reclassified $1.4 million and $2.2 million of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to cost of sales. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

Gross Profit by Segment

(millions of dollars except volume and per unit amounts)	**Three months ended September 30, 2009 Gross Profit**	**Volume**	**Per Unit**	Three months ended September 30, 2008 Gross Profit	Volume	Per Unit
Natural Gas [(1)]	**7.27**	**8.4 GJ**	**86.5 ¢/GJ**	8.38	8.3 GJ	101.0 ¢/GJ
Electricity [(2)]	**0.63**	**56.1 KWh**	**1.12 ¢/KWh**	0.22	18.0KWh	1.22 ¢/KWh
Total	**7.90**			8.60		

(millions of dollars except volume and per unit amounts)	**Nine months ended September 30, 2009 Gross Profit**	**Volume**	**Per Unit**	Nine months ended September 30, 2008 Gross Profit	Volume	Per Unit
Natural Gas [(1)]	**22.05**	**24.8 GJ**	**88.9 ¢/GJ**	23.37	25.0 GJ	93.5 ¢/GJ
Electricity [(2)]	**1.15**	**125.0 KWh**	**0.92 ¢/KWh**	0.63	42.3KWh	1.49¢/KWh
Total	**23.20**			24.00		

(1) Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).
(2) Electricity volumes and per unit amounts are expressed in millions of kilowatt hours (KWh).

SEM generated EBITDA from operations of $2.8 million in the third quarter, a decrease of $0.1 million compared to the prior year quarter. SEM's revenues were $77.8 million in the third quarter, compared to $79.5 million in the prior year quarter. Revenues were impacted by a reduction in the average selling price of natural gas, offset in part by an increase in electricity revenues due to higher sales volumes. Gross profit from natural gas was $7.3 million in the third quarter, a decrease of $1.1 million or 13% compared to the prior year quarter, as gross profit per gigajoule (GJ) of 86.5 cents was 14% lower than over the prior year quarter, more than offsetting a 1% increase in natural gas volume sold. Gross profit per GJ was impacted by a lower proportion of higher margin natural gas residential volumes and the impact of timing related to the revaluation of US-denominated working capital. Natural gas sales volumes were modestly higher than the prior year quarter as an increase in commercial volumes more than offset the impact of reduced residential customer volumes. The mix between commercial and residential volumes was impacted by reduced residential customer sign-up and SEM's determination during the first quarter of 2009 that it would refocus its efforts away from direct residential natural gas and electricity marketing in Ontario to commercial natural gas and electricity marketing. SEM made this determination based on the challenges in the Ontario residential market in the acquisition of new customers and the

retention of existing customers. Electricity gross profit in the third quarter of 2009 was $0.6 million, $0.4 million higher than the prior year quarter due to the aggregation of additional commercial customers over the past twelve months. Similar to natural gas, electricity gross profit, electricity unit margins and electricity volumes were impacted by the increased focus on commercial customers. Operating, administration and selling costs of $5.1 million were $0.6 million lower than the prior year quarter due to reduced selling costs as a result of exiting the Ontario residential market and lower administrative costs.

SEM invested $0.9 million in customer acquisition costs during the quarter, resulting in a customer base of 87,700 residential natural gas customers, 6,450 commercial natural gas customers and 4,950 electricity customers. As at September 30, 2009, the average remaining term of SEM's contracts was 23 months (September 30, 2008 – 29 months), reflecting the slowdown in the sign-up of new customers, and the retention of existing customers. Residential and small commercial customer volumes comprised approximately 28% of sales volumes in the third quarter (2008 third quarter – 29%).

Outlook

SEM expects EBITDA from operations for 2009 to be between $9 million and $12 million, consistent with SEM's previous outlook as provided in the second quarter 2009 Management's Discussion and Analysis. SEM's significant assumptions underlying its current outlook are:

- SEM is able to access sales channel distributors on acceptable contract terms;
- Natural gas markets in Ontario, Quebec and British Columbia will provide growth opportunities for SEM; and
- The commercial electricity market in Ontario is expected to provide additional growth opportunities for SEM.

In addition to SEM's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of SEM's significant business risks.

Consolidated Capital Expenditure Summary

	Three months ended September 30,		Nine months ended September 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Efficiency, process improvement and growth related	**5.0**	4.5	**17.9**	15.4
Other capital	**2.6**	0.5	**5.9**	4.9
Port Edwards conversion project	**31.1**	9.1	**87.3**	17.6
	38.7	14.1	**111.1**	37.9
Acquisition of SPI [(1)]	**141.8**	–	**141.8**	–
Acquisition of Heating Oil assets	**96.1**	–	**96.1**	–
Other acquisitions	**0.7**	(0.1)	**0.7**	24.5
Earn-out payment on prior acquisition	–	–	**0.6**	–
Proceeds on disposition of capital	**(1.0)**	(5.1)	**(3.9)**	(6.6)
Total net capital expenditures	**276.3**	8.9	**346.4**	55.8

[(1)] Includes the issuance of $32.6 million of common shares that were issued by way of private placement.

Efficiency, process improvement and growth related expenditures were $5.0 million in the third quarter compared to $4.5 million in the prior year quarter. Efficiency, process improvement and growth related expenditures were incurred in relation to ERCO's electrical cell replacement program, other efficiency projects and Superior Propane's business transformation project. Other capital expenditures were $2.6 million in the third quarter compared to $0.5 million in the prior year quarter, consisting primarily of required maintenance and general capital at Superior Propane and ERCO. Proceeds on the disposal of capital were $1.0 million in the third quarter and consisted of Superior Propane's disposition of surplus tanks and cylinders; the prior year quarter included the non-recurring sale of excess land at ERCO. ERCO incurred $31.1 million (US$28.3 million) in the third quarter of 2009 related to its Port Edwards conversion project, and has incurred US$119.9 million cumulatively on the project which is anticipated to cost US$130.0 million in aggregate. The Port Edwards project is anticipated to be fully commissioned in the fourth quarter of 2009, although it is likely that a small amount of capital will be required in 2010 as non-critical items are completed. During the third quarter, as

previously discussed, Superior completed the acquisition of SPI for total consideration of $141.8 million and the acquisition of certain heating oil assets for $96.1 million.

Corporate and Interest Costs

Corporate costs for the third quarter were $3.8 million, compared to $2.0 million in the prior year quarter. Corporate costs were impacted by the timing of the recognition of long-term incentive plan costs due to quarter-over-quarter fluctuations in the market value of Superior's share price which resulted in a net increase of $1.0 million compared to the prior year period. Corporate costs were also impacted by higher professional and consulting costs due principally to corporate development activities that are not eligible to be capitalized.

Interest expense on revolving term bank credits and term loans for the third quarter was $5.9 million, a decrease of $0.1 million from the prior year quarter. The decrease in interest expense was due to lower average interest rates on floating rate debt, offset by the impact of higher average debt levels and the appreciation of the US dollar on US-denominated interest costs. See "Liquidity and Capital Resources" discussion for further details on the change in average debt levels.

Interest on Superior's unsecured subordinated convertible debentures (the debentures) was $4.2 million for the third quarter of 2009, $0.4 million higher than the prior year quarter of $3.8 million. The increase in debenture interest is due to the issuance of $69.0 million, 7.5% convertible debentures on August 28, 2009, due in part to the acquisition of SPI and the heating oil assets as previously discussed.

Taxation

On December 31, 2008, Superior converted from a publicly traded income trust to a publicly traded corporation by way of a plan of arrangement with Ballard Power for cash consideration of $46.3 million. The transaction resulted in Superior increasing its tax basis by approximately $1,002.3 million. Additional consideration may be payable to/receivable from Ballard in future periods based on the finalization of tax basis available to Superior. Superior's calculation of current and future income taxes for the period ended September 30, 2009 is based on the conversion to a corporate structure effective December 31, 2008, whereas Superior's calculation of current and future income taxes for the period ended September 30, 2008 is based on Superior being a publicly traded income trust. Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax expense for the third quarter was $5.0 million, and consists of $0.9 million in cash income tax recoveries and $5.9 million in future income taxes, compared to a total income tax recovery of $3.3 million in the prior year quarter, which consisted of $4.3 million in cash income taxes and a $7.6 million future income tax recovery.

Cash income and withholding taxes for the third quarter were a recovery of $0.9 million and consisted of a cash tax recovery in the US of $1.3 million and a Canadian capital and withholding tax expense of $0.4 million (2008 Q3 - $4.3 million of US cash taxes and withholding taxes of nil). The decrease in US cash income taxes was due to reduced US-denominated taxable earnings as a result of weaker operating results at ERCO and Winroc's US operations. Future income tax expense for the third quarter of 2009 was $5.9 million (2008 Q3 - $7.6 million future income tax recovery), resulting in a corresponding net future income tax asset of $237.2 million as at September 30, 2009 and a net deferred credit of $276.4 million. Future income taxes were impacted by Superior's conversion to a corporation on December 31, 2008, and the reversal of Superior's deferred tax credit.

Consolidated Outlook

Superior expects adjusted cash flow from operations for 2009 to be between $1.90 and $2.05 per share and for 2010 to be between $2.05 and $2.25 per share. Superior's outlook for 2009 as provided in the second quarter 2009 Management's Discussion and Analysis was $1.95 to $2.10 per share; the reduction in the adjusted cash flow from operations per share for 2009 is due to continued pressure on cash flow from operations as a result of the recession, higher than anticipated financing costs and additional common shares outstanding as a result of the acquisitions of SPI and the heating oil assets, offset in part by the contribution from the acquisitions. Superior's outlook for 2010 is consistent with the outlook provided in its second quarter 2009 Management's Discussion and Analysis. Superior's consolidated adjusted operating cash flow outlook is predominantly dependent on the operating results of its operating

divisions. See the discussion of operating results by division for additional details on Superior's 2009 guidance. In addition to the operating results of Superior's four divisions, significant assumptions underlying Superior's current 2009 and 2010 outlook are:

- Current economic conditions in Canada and the United States will improve in the last quarter of 2009 with continued modest improvement throughout 2010;
- Superior continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and US dollar averages 1.10 in 2009 and 1.05 in 2010 on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt remains stable to marginally lower throughout 2009, increasing modestly in 2010;
- Financial and physical counterparties continue to fulfill their obligations to Superior;
- Regulatory authorities do not impose any new regulations impacting Superior;
- EBITDA from operations of the divisions in 2010 is consistent, to modestly improved, compared to 2009;
- Incremental EBITDA is generated in 2010 from the Port Edwards conversion project, which is assumed to be in production in the fourth quarter of 2009; and
- US cash income taxes for 2009 and 2010 will be reduced due to the completion of the Port Edwards conversion project in the fourth quarter of 2009.

In the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior's significant business risks.

Liquidity and Capital Resources
Superior's revolving term bank credit and term loans before deferred financing fees, including $66.8 million related to Superior's accounts receivable securitization program totaled $647.2 million as at September 30, 2009, an increase of $69.5 million from December 31, 2008. The increase in revolving term bank credits and terms loans is predominately due to Superior's acquisition of SPI and the Sunoco heating oil assets, in addition capital expenditures related to the conversion of ERCO's Port Edward's, Wisconsin facility, offset in part by the non-cash impact of the depreciation of the US dollar relative to the Canadian dollar on US-denominated debt (approximately $36 million). On May 21, 2009, Superior extended $570.0 million of its revolving term credit facility; the facility matures on June 28, 2011. See "Summary of Cash Flows" for a complete summary of Superior's sources and uses of cash. See Note 7 to the unaudited Interim Consolidated Financial Statements for additional details on Superior's revolving term bank credits and term loans.

As at September 30, 2009, convertible debentures before deferred issue costs issued by Superior totaled $316.6 million, which is $68.9 million higher than the balance at December 31, 2008. The increase in convertible debentures is due to the issuance of $69.0 million, 7.5% convertible debentures during the third quarter, issued in part to finance the acquisition of SPI and the Sunoco heating oil assets. The debentures mature December 31, 2014. See Note 8 to the unaudited Interim Consolidated Financial Statements for additional details on Superior's convertible debentures.

As at September 30, 2009, approximately $143.7 million was available under Superior's credit facilities and accounts receivable securitization program, which Superior considers sufficient to meet its net working capital funding requirements and expected capital expenditures.

Consolidated net working capital was $132.0 million as at September 30, 2009, a decrease of $14.7 million from net working capital of $146.7 million as at December 31, 2008. The reduction in net working capital is due to lower working capital levels at Superior Propane due to the seasonal reduction in working capital levels combined with a reduction in the retail cost of propane. Lower working capital levels at Winroc were due to reduced sales activity and inventory management initiatives, while working capital at ERCO was impacted by reduced sales volumes and the accounts receivable securitization program. Corporate related working capital was impacted by the requirement to fund the December 31, 2008 distribution to Superior's trust agent in advance of the payment on January 15, 2008. Additionally, working capital was impacted by the acquisition of SPI and the heating oil assets during the third quarter of 2009 which

resulted in an increase of net working capital of approximately $60 million. Net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

As at September 30, 2009, Superior's senior debt and total debt to compliance EBITDA are 2.4 and 3.6 times, respectively, (December 31, 2008, 2.3 and 3.4 times), after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. These ratios are within the requirements contained in Superior's debt covenants which restrict its ability to pay dividends. In accordance with Superior's credit facilities, Superior must maintain a consolidated debt to compliance EBITDA ratio of not more than 5.0 to 1.0, a consolidated senior debt to compliance EBITDA ratio of not more than 3.0 to 1.0 and distributions (including payments to debenture holders) cannot exceed compliance EBITDA, less cash income taxes and certain capital expenditures, plus $25.0 million on a trailing twelve month rolling basis. At September 30, 2008, the senior debt ratio when calculated in accordance with Superior's senior banking agreements was 2.4 times to 1.0 (December 31, 2008 – 2.4 to 1.0) and the total debt ratio when calculated in accordance with Superior's senior bank agreements was 2.4 times to 1.0 (December 31, 2008 – 2.4 times to 1.0). Total debt to compliance EBITDA for purposes of senior credit agreements does not include the debentures.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, which represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at September 30, 2009, proceeds of $66.8 million (December 31, 2008 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 4 to the unaudited Interim Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. Effective April 30, 2009, Superior extended the maturity of its accounts receivable securitization program until June 29, 2010.

On August 7, 2009, DBRS confirmed Superior Plus LP's senior secured notes rating at BBB(low) with a stable outlook. On August 6, 2009, and September 2, 2009, Standard and Poor's confirmed Superior Plus LP's BBB- senior secured long-term debt credit rating. Additionally, on September 2, 2009, Standard and Poor's confirmed Superior Plus LP's BB+, corporate credit rating with a negative outlook.

At September 30, 2009, Superior had an estimated defined benefit pension solvency deficiency of approximately $24 million. Funding requirements required by applicable pension legislation are based upon solvency actuarial assumptions. These assumptions differ from the going concern actuarial assumptions used in Superior's financial statements. Superior has sufficient liquidity through existing revolving term bank credits and anticipated future operating cash flow to fund this deficiency over the prescribed funding period.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Shareholders' Capital

The weighted average number of shares outstanding during the third quarter was 88.7 million shares, higher than the prior year quarter due to the issuance of 6,773,135 common shares during the third quarter. During the third quarter of 2009, Superior issued 2,803,135 common shares for gross consideration of $32,607,000 or $11.63 per common share and issued 3,970,000 common shares for gross consideration of $45,059,500 or $11.35 per common share.

As at November 4, 2009, September 30, 2009, and December 31, 2008, the following shares and securities convertible into shares were outstanding:

(millions)	November 4, 2009 Convertible Securities	Shares	September 30, 2009 Convertible Securities	Shares	December 31, 2008 Convertible Securities	Shares
Common shares outstanding [1]		**95.8**		**95.2**		88.4
5.75% Debentures (convertible at $36.00 per share)	**$174.9**	**4.9**	**$174.9**	**4.9**	$174.9	4.9
5.85% Debentures (convertible at $31.25 per share)	**$75.0**	**2.4**	**$75.0**	**2.4**	$75.0	2.4
7.50% Debentures (convertible at $13.10 per share)	**$69.0**	**5.3**	**$69.0**	**5.3**	$–	–
Shares outstanding, and issuable upon conversion of debentures		**108.4**		**107.8**		95.7

[1] Common shares outstanding as at November 4, 2009, includes 595,500 of common shares issued subsequent to September 30, 2009, in relation to the overallotment option of Superior's issuance of 3,970,000 common shares during the third quarter of 2009.

Dividends Paid to Shareholders

Superior's dividends to its shareholders are dependent on its cash flow from operating activities with consideration for changes in working capital requirements, investing activities and financing activities of Superior. See "Summary of Adjusted Operating Cash Flow" on page 9 and "Summary of Cash Flows" on page 21 for additional details on the sources and uses of Superior's cash flow.

Dividends paid to shareholders for the quarter ended September 30, 2009 totaled $36.7 million or $0.405 per share, consistent with the third quarter of 2008. Superior's current monthly dividend is $0.135 per share ($1.62 on an annualized basis). Dividends to shareholders are declared at the discretion of Superior.

Superior's primary sources and uses of cash have been detailed in the table below:

Summary of Cash Flows [1]

(millions of dollars)	Three months ended September 30, **2009**	2008	Nine months ended September 30, **2009**	2008
Cash flows from operating activities	**29.3**	8.7	**187.7**	154.1
Investing activities:				
Purchase of property, plant and equipment [2]	**(38.7)**	(14.1)	**(111.1)**	(37.9)
Proceeds on disposal of property, plant and equipment	**1.0**	5.1	**3.9**	6.6
Acquisition of SPI [1]	**(109.2)**	–	**(109.2)**	–
Acquisition of Heating Oil assets	**(96.1)**	–	**(96.1)**	–
Other acquisitions	**(0.7)**	0.1	**(0.7)**	(24.5)
Earn-out payment on prior acquisition	–	–	**(0.6)**	–
Cash flows from investing activities	**(243.7)**	(8.9)	**(313.8)**	(55.8)
Financing activities:				
Dividends to shareholders	**(36.7)**	(35.8)	**(108.3)**	(106.4)
Revolving term bank credits and term loans	**160.4**	25.4	**137.4**	90.2
Issuance of 7.50% convertible debentures	**65.8**	–	**65.8**	–
Issuance of common shares	**43.0**	–	**43.0**	–
Net proceeds of accounts receivable securitization program	**(19.1)**	–	**(33.2)**	(100.0)
Realized gain on financial instruments	**1.4**	–	**7.7**	–
Other	**4.9**	–	**16.9**	–
Proceeds from distribution reinvestment plan	–	–	–	8.9
Cash flows from financing activities	**219.7**	(10.4)	**129.3**	(107.3)
Net increase (decrease) in cash	**5.3**	(10.6)	**3.2**	(9.0)
Cash beginning of period	**14.0**	15.7	**16.1**	14.1
Cash end of period	**19.3**	5.1	**19.3**	5.1

[1] See the unaudited Interim Consolidated Statements of Cash Flows for additional details.
[2] See "Consolidated Capital Expenditure Summary" for additional details.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Superior Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at September 30, 2009, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 108%[2] and 81%[2] of its estimated US dollar exposure for the remainder of 2009 and 2010. The estimated sensitivity on adjusted operating cash flow for Superior, including divisional US exposures and the impact on US-denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate for 2009 is $nil, after giving effect to United States forward contracts for 2009, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2009 of 1.10.

(US$ millions)	2009	2010	2011	2012	2013	2014 and Thereafter	Total
SEM – US$ forward purchases (1)	(20.6)	(61.9)	(5.4)	–	–	–	(87.9)
Superior Propane – US$ forward sales	6.6	3.1	–	–	–	–	9.7
ERCO – US$ forward sales (2)	32.5	111.4	64.5	32.5	9.0	–	249.9
SPI – US$ forward sales (2)	6.0	23.5	–	–	–	–	29.5
Heating Oil – US$ forward sales (2)	4.5	15.5	–	–	–	–	20.0
SPLP – US$ forward purchases	(5.3)	–	–	–	–	–	(5.3)
Net US $ forward purchases	23.7	91.6	59.1	32.5	9.0	–	215.9
SEM – Average US$ forward purchase rate (1)	1.20	1.16	1.11	–	–	–	1.16
Superior Propane – Average US$ forward rate	1.21	1.21	–	–	–	–	1.21
ERCO – Average US$ forward sales rate (2)	1.09	1.08	1.20	1.13	1.11	–	1.12
SPI – Average US$ forward sales rate (2)	1.08	1.08	–	–	–	–	1.08
Heating Oil – Average US$ forward sales rate (2)	1.08	1.08	–	–	–	–	1.08
SPLP – Average US$ forward sales purchase rate	1.09	–	–	–	–	–	1.09
Net average external US$/Cdn$ exchange rate	1.13	1.11	1.19	1.13	1.11	–	1.13
ERCO – EURO forward sales	1.1	5.1	0.3	–	–	–	6.5
ERCO – Average EURO forward sales rate	1.58	1.58	1.58	–	–	–	1.58

(1) SEM is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, SEM will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

(2) Does not include the impact of the US$ conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US$130.0 million in aggregate, of which $31.1 million (US$28.3 million) was incurred in the third quarter of 2009, (US$119.9 million cumulatively) with the remaining costs expected throughout 2009.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its direct bill industrial customers.

For additional details on Superior's financial instruments, including the amount and classification of gains and losses recorded in Superior's third quarter Consolidated Financial Statements, summary of fair values, notional balances, effective rates and terms, and significant assumptions used in the calculation of the fair value of Superior's financial instruments, see Note 9 to the unaudited Interim Consolidated Financial Statements.

Subsequent Event
On October 27, 2009, Superior LP completed the issuance of $150 million, 8.25% senior unsecured debentures due October 27, 2016. DBRS has rated the senior unsecured debentures BB (high) with a stable trend and Standard & Poor's has rated the senior unsecured debentures BB-. The net proceeds of $147 million were used to repay Superior's existing revolving term credit facility.

Internal Control over Financial Reporting
The certifying officers have limited the scope of their interim certification under NI 52-109 for the design of Disclosure Controls & Procedures and Internal Controls over Financial Reporting to exclude controls, policies and procedures due to the acquisition of SPI on September 24, 2009 and for the acquisition of Heating Oil assets on September 30, 2009. The results of operations in the quarter are insignificant and are described in the Fuel Distribution and the Construction Products Distribution sections. The asset and liabilities acquired are described in Note 4 to the unaudited Interim Consolidated Financial Statements.

In the first quarter of 2009, Superior made changes in the processes and procedures at SEM in response to the two material weaknesses referenced in the 2008 annual certification. Management has continued to monitor and test these controls to be able to conclude that the specific internal controls are designed and will be effective for the 2009 annual certification.

Critical Accounting Policies and Estimates
Superior's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in the Consolidated Financial Statements, see Note 2 on pages 61 to 66 of the 2008 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments and the assessment of potential asset retirement obligations.

Changes in Accounting Policies
Financial Assets and Financial Liabilities
On January 1, 2009, Superior adopted the requirements of guidance provided by the CICA related to the application of credit risk and the determination of the fair value of financial assets and liabilities. Superior adopted the guidance retrospectively, but did not restate prior periods. Accordingly, Superior decreased the carrying value of its net financial instrument assets and liabilities as at January 1, 2009, by $0.4 million, with a corresponding increase of $0.1 million to Superior's future income tax asset and an increase of $0.3 million to Superior's opening accumulated deficit; comparative earnings and financial assets and liabilities for prior periods have not been restated. See the unaudited Interim Consolidated Financial Statements for additional details.

Goodwill and Intangible Assets
On January 1, 2009, Superior adopted CICA Handbook Section 3064 Goodwill and Intangible Assets. This standard provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with International Financial Reporting Standards (IFRS). Adoption of this standard did not have an impact on Superior.

Future Accounting Changes
International Financial Reporting Standards
The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior Plus Corp. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

During 2008, Superior formed an IFRS project team to develop an IFRS transition plan. Superior's approach is to assess and coordinate ongoing training requirements in conjunction with the development of a comprehensive diagnostic/planning document throughout the first and second quarters of 2009. Superior's diagnostic plan will include the assessment of differences between Canadian GAAP and IFRS, options available under IFRS, potential system requirements as a result of the adoption of IFRS, and the impact on internal controls and other business activities. During the third quarter of 2009, Superior completed the majority of its comprehensive diagnostic and began work on the development and execution of a detailed IFRS transition plan.

At this time, Superior is unable to reasonably estimate the impact that the adoption of IFRS may have on its future operating results or financial position. Superior's preliminary assessment of areas that may have a significant impact upon adoption of IFRS consist of, but may not be limited to:

- Property, plant and equipment may be impacted by the requirement to record and amortize on the basis of material components;
- Employee future benefit obligations will be impacted as IFRS does not allow the deferral of certain actuarial gains and losses which are currently deferred under Canadian GAAP;
- Asset impairments recorded in prior years, under certain circumstances, are eligible to be reversed under IFRS;
- The classification of a lease arrangement as either an operating lease or a finance/capital lease may differ under IFRS;
- The assessment and accounting treatment of off-balance sheet arrangements such as Superior's accounts receivable securitization program may differ under IFRS;
- The classification of financial statement items may differ under IFRS;
- Financial statement disclosures under IFRS tend to be more comprehensive than those under Canadian GAAP; and
- The impact on various credit agreements, if any.

Superior will continue to assess the impact of IFRS throughout 2009, including the impact on its consolidated financial statements, financial reporting systems and internal control systems.

Financial Instruments – Disclosure

The CICA has amended Handbook Section 3862 *Financial Instruments – Disclosure.* These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments are effective for annual financial statements on or after September 30, 2009. Superior does not anticipate that these amendments will have a significant impact on its consolidated financial statements.

Quarterly Financial and Operating Information

	2009 Quarters			2008 Quarters				2007 Quarters	
(millions of dollars except per trust unit amounts)	Third	Second	First	Fourth	Third	Second	First	Fourth	Third
Propane sales volumes (millions of litres)	224	249	431	390	244	274	469	416	256
Chemical sales volumes (thousands of metric tonnes)	163	155	155	160	188	188	191	194	187
Natural gas sales volumes (millions of GJs)	8	8	8	8	8	8	9	9	9
Electricity sales volumes (millions of KwH)	56	38	31	28	18	14	10	2	–
Gross profit	126.9	134.9	188.3	193.1	152.8	153.3	169.9	185.8	145.9
Net earnings (loss)	33.0	23.4	(5.5)	(19.9)	(203.9)	164.3	127.2	64.5	(26.9)
Per share, basic	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.31)
Per share, diluted	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.31)
Adjusted operating cash flow	19.3	18.9	61.3	65.0	33.5	38.1	55.7	64.9	30.3
Per share, basic	$0.22	$0.21	$0.69	$0.74	$0.38	$0.43	$0.63	$0.74	$0.35
Per share, diluted	$0.22	$0.21	$0.69	$0.74	$0.38	$0.43	$0.63	$0.74	$0.35
Net working capital [1]	132.0	72.0	83.7	152.2	227.4	217.6	256.3	157.0	62.3

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Reconciliation of Net Earnings (Loss) to EBITDA from Operations [1] [2]

For the three months ended September 30, 2009	Fuel Distribution	Specialty Chemicals	Construction Products	SEM
Net earnings (loss)	(5.7)	1.0	6.0	16.7
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	3.7	1.1	1.1	0.1
Amortization included in cost of sales	–	9.1	–	–
Superior Propane non-cash pension expense	0.4	–	–	–
Unrealized (gains) losses on financial instruments	1.9	10.9	–	(14.0)
EBITDA from operations	**0.3**	**22.1**	**7.1**	**2.8**

For the three months ended September 30, 2008	Fuel Distribution	Specialty Chemicals	Construction Products	SEM
Net earnings (loss)	2.7	15.5	6.9	(222.7)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	3.6	1.3	1.2	0.1
Amortization included in cost of sales	–	9.1	–	–
Superior Propane non-cash pension expense	0.7	–	–	–
Unrealized (gains) losses on financial instruments	(0.3)	10.0	–	225.5
Gain on disposal of facility	–	(4.0)	–	–
EBITDA from operations	6.7	31.9	8.1	2.9

For the nine months ended September 30, 2009	Fuel Distribution	Specialty Chemicals	Construction Products	SEM
Net earnings (loss)	37.7	15.8	8.6	(19.2)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	13.1	3.6	3.3	0.3
Amortization included in cost of sales	–	27.3	–	–
Superior Propane non-cash pension expense	1.1	–	–	–
Unrealized (gains) losses on financial instruments	(2.0)	27.7	–	26.0
EBITDA from operations	**49.9**	**74.4**	**11.9**	**7.1**

For the nine months ended September 30, 2008	Fuel Distribution	Specialty Chemicals	Construction Products	SEM
Net earnings (loss)	42.0	71.4	20.7	9.5
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	11.3	4.1	3.2	0.2
Amortization included in cost of sales	–	28.8	–	–
Superior Propane non-cash pension expense	1.9	–	–	–
Unrealized (gains) losses on financial instruments	2.3	(16.7)	–	(1.7)
Gain on disposal of facility	–	(4.0)	–	–
EBITDA from operations	57.5	83.6	23.9	8.0

(1) See the unaudited Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, amortization included in cost of sale, non-cash pension expense, unrealized (gains) losses on financial instruments and gain on disposal of facility.

(2) See "Non-GAAP Financial Measures" for additional details.

Risk Factors to Superior

The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks, see Superior's 2008 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

Risks to Superior

Superior is entirely dependent upon the operations and assets of Superior LP. Superior's ability to make dividend payments to shareholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although Superior intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, Superior pays in connection with the redemption of common shares, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP and therefore funds available for dividends to shareholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors including, without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or Superior. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for dividends to shareholders and such a decrease could be material.

Superior's dividend policy and the distribution policy of Superior LP are subject to change at the discretion of the board of directors of Superior or the board of directors of Superior General Partner Inc., the General Partner of Superior LP, as applicable. Superior's dividend policy and the distribution policy of Superior LP are also limited by contractual agreements including agreements with lenders to Superior and its affiliates and by restrictions under corporate law.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay dividends/distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash flow means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for dividends to Shareholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, Superior's and Superior LP's ability to make the necessary capital investments to maintain or expand the current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately half of Superior Propane's sales and substantially all of ERCO and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, there is a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/US dollar exchange rate can impact profitability.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to Superior for dividends to shareholders. Dividends may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

If the board of directors of Superior decides to issue additional common shares, preferred shares or securities convertible into common shares, existing shareholders may suffer significant dilution.

Superior is or may be exposed to third-party credit risk relating to any obligations of Ballard that are not transferred, or if transferred, from which obligations Superior has not been released. Superior has, through the contractual provisions in the agreement entered into with Ballard in connection with Superior's corporate conversion (the Arrangement Agreement), the indemnity agreement and the divestiture agreement contemplated thereby, and through securing certain insurance coverage, attempted to ensure that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by New Ballard, that Superior is released from any such obligations and, even where such

transfer or release is not effective or is not obtained, Superior is indemnified by New Ballard for all such obligations. However, in the event New Ballard fails or is unable to meet such contractual obligations to Superior and to the extent any applicable insurance coverage is not available, Superior may be liable for such obligations which could have a material adverse effect on the business, financial condition and results of operations of Superior.

Although Superior has conducted investigations of, and engaged legal counsel to review, the corporate, legal, financial and business records of Ballard and attempted to ensure, through the contractual provisions in the Arrangement Agreement, the indemnity agreement and the divestiture agreement, and through securing certain insurance coverage, that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by the new corporation which continued to carry on Ballard's business, there may be liabilities or risks that Superior may not have uncovered in its due diligence investigations, or that may have an unanticipated material adverse effect on Superior. These liabilities and risks could have, individually or in the aggregate, a material adverse effect on the business, financial condition and results of operations of Superior.

The steps under the plan of arrangement pursuant to which the corporate conversion was completed (the Plan of Arrangement) were structured to be tax-deferred to the Fund and Fund Unitholders based on proposals to facilitate tax deferred conversions of certain mutual fund trusts into taxable Canadian corporations (the SIFT Reorganization Amendments) proposed by the Department of Finance on July 14, 2008. On March 12, 2009 the Budget Implementation Act, 2009 (Bill C-10 (2009)), which includes the SIFT Reorganization Amendments, received royal assent substantially in its proposed form. While Superior is confident in its position, there is a possibility that the Canada Revenue Agency could successfully challenge the tax consequences of the Plan of Arrangement or prior transactions of Ballard, or that legislation could be amended resulting in different tax consequences from those contemplated in the Plan of Arrangement for Superior. Such a challenge or legislation could potentially affect the availability or amount of the tax basis or other tax accounts of Superior.

Risks to the Businesses

Superior Propane

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior Propane competes with other retail marketers. Superior Propane's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior Propane's sales. Further, increases in the cost of propane encourage customers to conserve fuel and to invest in more energy-efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior Propane purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. In periods of high propane price volatility the fixed price programs create exposure to over or under supply positions as the demand from customers may significantly exceed or fall short of supply procured. In addition, if propane prices decline significantly subsequent to customers signing up for a fixed price program there is a risk that customers will default on their commitments.

Superior Propane's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior Propane has

established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Approximately 22% of Superior Propane's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Heating Oil

Heating oil is subject to similar business and operation risk as Superior Propane. In addition to these risks, the heating oil business is subject to the following additional risks. The heating oil business requires the transportation and distribution of several liquid fuels, including heating oil, which, upon a spill or release could result in damage to the environment, death or injury, reclamation obligations and substantial costs and liabilities to third parties. Superior may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. In addition, any such liabilities could exceed the value of any insurance coverage obtained. Heating oil is subject to extensive federal, state and local laws and regulations, including those relating to the protection of the environment, waste management, discharge of hazardous materials and the characteristics and composition of refined products. Certain of these laws and regulations may also require assessment or remediation efforts at heating oil facilities and at third party sites. Environmental laws applicable to the heating oil business are subject to frequent change and often become more stringent over time. Compliance with current and future environmental laws and regulations may require significant expenditures, increasing the overall cost of operating the business. Failure to comply with these laws and regulations could also result in substantial fines or penalties against Superior or orders that could limit its operations and have a material adverse effect on its business or results of operations.

ERCO

ERCO competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and service. The end-use markets for ERCO's products are correlated to the general economic environment and the competitiveness of its customers, all of which are outside of its control.

ERCO has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions where its plants are located. There is no assurance that ERCO will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of potassium hydroxide at ERCO's Port Edwards, Wisconsin facility. Substantially all of ERCO's KCl is received from Potash Corporation of Saskatchewan (Potash). ERCO currently has a limited ability to source KCl from additional suppliers.

ERCO is exposed to fluctuations in the US dollar and the euro to the Canadian dollar.

ERCO's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

ERCO's operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect ERCO.

Approximately 25% of ERCO employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Winroc

Winroc competes with other specialty construction distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. Winroc's ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceilings building materials are affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover, all of which are significant factors in the determination of demand for Winroc's products and services.

Approximately 8% of Winroc's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

SPI

SPI is subject to similar business and operational risks as Winroc. In addition to these risks, SPI is also subject to the following risks. SPI's business targets the commercial and industrial markets. Demand for commercial and industrial building products is affected by changes in general and local economic conditions and demand factors, including conditions in a wide range of end use markets which include manufacturing, energy, petrochemical, utility, healthcare, education and institutional. The level of demand in SPI's commercial and industrial business is subject to changes in these economic conditions and demand factors. In addition, a large portion of contracts awarded depend on competitive bidding, and, as a result, such competition can adversely affect the ability to secure contracts or negatively affect the terms of such contracts.

SEM

New entrants in the energy retailing business may enter the market and compete directly for the customer base that SEM targets, slowing or reducing its market share.

SEM purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption. Depending on a number of factors, including weather, customer attrition and poor economic conditions affecting commercial customers' production levels, customers' combined natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate balancing risk, SEM closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, SEM maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

SEM matches its customers' estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customers' energy consumption may vary from the volumes purchased by SEM. SEM is able to invoice existing commercial electricity customers for balancing charges when the amount of energy used is greater than or less than 10% of the amount of energy that SEM estimated. In certain circumstances, there can be balancing issues for which SEM is responsible when customer aggregation forecasts are not realized.

SEM resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. SEM transacts with nine financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of their obligations to SEM. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize SEM's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched; however, this is monitored daily in compliance with SEM's risk management policy.

SEM must retain qualified sales agents in order to properly execute its business strategy. The continued growth of SEM is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of SEM would limit future growth of the cash flow.

SEM operates in the highly regulated energy industry in Ontario, British Columbia and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of SEM, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or changes to these rules could have a significant adverse effect on the results of this business.

SUPERIOR PLUS CORP.
Consolidated Balance Sheets

(unaudited, millions of dollars)	September 30, 2009	December 31, 2008
Assets		
Current Assets		
Cash and cash equivalents	**19.3**	16.1
Accounts receivable and other (Note 5 and 9)	**232.1**	246.8
Inventories	**142.2**	128.0
Future income tax asset (Note 10)	**77.1**	65.9
Current portion of unrealized gains on financial instruments (Note 9)	**23.9**	42.0
	494.6	498.8
Property, plant and equipment	**653.8**	562.3
Customer contract related costs	**15.6**	17.7
Intangible assets (Note 4)	**114.6**	28.8
Goodwill (Note 4)	**513.4**	472.7
Accrued pension asset	**18.5**	19.5
Future income tax asset (Note 10)	**160.1**	185.9
Investment tax credits	**123.4**	133.1
Long-term portion of unrealized gains on financial instruments (Note 9)	**35.9**	108.1
	2,129.9	2,026.9
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**238.8**	230.5
Current portion of term loans (Note 7)	**5.2**	13.0
Dividends and interest payable to shareholders and debentureholders	**17.6**	0.7
Current portion of deferred credit (Note 10)	**41.1**	37.9
Current portion of unrealized losses on financial instruments (Note 9)	**83.1**	87.8
	385.8	369.9
Revolving term bank credits and term loans (Note 7)	**570.9**	462.8
Convertible unsecured subordinated debentures (Note 8)	**308.3**	241.7
Future employee benefits	**15.5**	18.0
Deferred credit (Note 10)	**235.3**	269.8
Long-term portion of unrealized losses on financial instruments (Note 9)	**52.3**	90.5
Total Liabilities	**1,568.1**	1,452.7
Shareholders' Equity		
Shareholders' capital (Note 11)	**1,446.5**	1,370.9
Contributed surplus (Note 11)	**5.3**	4.8
Accumulated deficit	**(860.8)**	(803.1)
Accumulated other comprehensive income (loss) (Note 11)	**(29.2)**	1.6
	(890.0)	(801.5)
Total Shareholders' Equity	**561.8**	574.2
	2,129.9	2,026.9

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Deficit

(unaudited, millions of dollars except per share amounts)	Three months ended September 30, 2009	2008	Nine months ended September 30, 2009	2008
Revenues	**441.3**	580.2	**1,499.2**	1,828.8
Cost of products sold	**(281.3)**	(446.1)	**(969.0)**	(1,397.7)
Realized gains (losses) on financial instruments (Note 9)	**(33.1)**	18.7	**(80.1)**	44.9
Gross profit	**126.9**	152.8	**450.1**	476.0
Expenses				
Operating and administrative	**106.5**	115.0	**336.5**	339.8
Amortization of property, plant and equipment	**4.6**	4.8	**15.9**	15.0
Amortization of intangible assets	**1.4**	1.4	**4.4**	3.8
Interest on revolving term bank credits and term loans	**5.9**	6.0	**17.8**	18.2
Interest on convertible unsecured subordinated debentures	**4.2**	3.8	**11.7**	11.2
Accretion of convertible debenture issue costs	**0.2**	0.3	**0.8**	1.1
Gain on disposal of facility	**–**	(4.0)	**–**	(4.0)
Unrealized losses (gains) on financial instruments (Note 9)	**(33.9)**	232.7	**20.4**	(22.4)
	88.9	360.0	**407.5**	362.7
Net earnings (loss) before income taxes	**38.0**	(207.2)	**42.6**	113.3
Income tax recovery (expense) (Note 10)	**(5.0)**	3.3	**8.3**	(25.7)
Net Earnings (Loss)	**33.0**	(203.9)	**50.9**	87.6
Net earnings (loss)	**33.0**	(203.9)	**50.9**	87.6
Other comprehensive income (loss):				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(18.9)**	4.0	**(27.9)**	6.8
Reclassification of derivative gains and losses previously deferred	**1.5**	(0.4)	**(2.9)**	(7.4)
Comprehensive Income (Loss)	**15.6**	(200.3)	**20.1**	87.0
Deficit, Beginning of Period	**(857.1)**	(507.7)	**(803.1)**	(728.6)
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	**–**	–	**(0.3)**	–
Net earnings	**33.0**	(203.9)	**50.9**	87.6
Dividends to Shareholders (Note 2(a))	**(36.7)**	(35.8)	**(108.3)**	(106.4)
Deficit, End of Period	**(860.8)**	(747.4)	**(860.8)**	(747.4)
Net earnings (loss) per share, basic and diluted (Note 12)	**$0.37**	($2.31)	**$0.58**	$0.99

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended September 30, **2009**	2008	Nine months ended September 30, **2009**	2008
Operating Activities				
Net earnings (loss)	**33.0**	(203.9)	**50.9**	87.6
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**6.2**	6.5	**21.1**	19.9
Amortization of customer contract related costs	**1.7**	1.6	**5.1**	4.9
Amortization included in cost of sales	**9.1**	9.1	**27.3**	28.8
Pension expense	**0.4**	0.7	**1.1**	1.9
Unrealized losses (gains) on financial instruments	**(33.9)**	232.7	**20.4**	(22.4)
Future income tax expense (recovery)	**5.9**	(7.6)	**(13.6)**	15.5
Customer contract related costs	**(0.9)**	(2.6)	**(3.0)**	(5.0)
Realized gains on financial instruments	**(1.4)**	–	**(7.7)**	–
Proceeds on disposal of facility	–	(4.0)	–	(4.0)
Decrease (increase) in non-cash operating working capital items	**9.2**	(23.8)	**86.1**	26.9
Cash flows from operating activities	**29.3**	8.7	**187.7**	154.1
Investing Activities				
Purchase of property, plant and equipment	**(38.7)**	(14.1)	**(111.1)**	(37.9)
Proceeds on disposal of property, plant and equipment	**1.0**	5.1	**3.9**	6.6
Acquisition of SPI (Note 4)	**(109.2)**	–	**(109.2)**	–
Acquisition of Heating Oil assets (Note 4)	**(96.1)**	–	**(96.1)**	–
Other acquisitions (Note 4)	**(0.7)**	0.1	**(0.7)**	(24.5)
Earn-out payment on prior acquisition	–	–	**(0.6)**	–
Cash flows from investing activities	**(243.7)**	(8.9)	**(313.8)**	(55.8)
Financing Activities				
Revolving term bank credits and term loans	**160.4**	25.4	**137.4**	90.2
Net repayment of accounts receivable sales program	**(19.1)**	–	**(33.2)**	(100.0)
Dividends to Shareholders	**(36.7)**	(35.8)	**(108.3)**	(106.4)
Issuance of common shares (Note 11)	**43.0**	–	**43.0**	–
Issuance of 7.50% convertible debentures (Note 8)	**65.8**	–	**65.8**	–
Proceeds from distribution reinvestment program	–	–	–	8.9
Realized gains on financial instruments	**1.4**	–	**7.7**	–
Increase in non-cash working capital	**4.9**	–	**16.9**	–
Cash flows from financing activities	**219.7**	(10.4)	**129.3**	(107.3)
Net increase (decrease) in cash	**5.3**	(10.6)	**3.2**	(9.0)
Cash and cash equivalents, beginning of period	**14.0**	15.7	**16.1**	14.1
Cash and cash equivalents, end of period	**19.3**	5.1	**19.3**	5.1

(See Notes to the Unaudited Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(unaudited, tabular amounts in Canadian millions of dollars, unless noted otherwise, except per share amounts)

1. Organization

Superior Plus Corp. (Superior) is a diversified business corporation, incorporated under the Canada Business Corporations Act. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior holds 100% of the shares of Superior General Partner Inc. Superior does not conduct active business operations but rather distributes to shareholders the income it receives from Superior Plus LP in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the debentures). Superior's investments in Superior Plus LP are financed by share capital and debentures.

On December 31, 2008, Superior Plus Income Fund (the Fund) completed a transaction with Ballard Power Systems Inc. (Ballard) which resulted in Superior converting from a publicly traded income trust to a publicly traded corporation. The transaction resulted in the Unitholders of the Fund becoming Shareholders of Superior with no substantive changes to the underlying business operations.

2. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and include the accounts of Superior and its wholly owned subsidiaries. Superior Plus Corp. is considered a continuation of Superior Plus Income Fund; as such, these consolidated financial statements follow the continuity of interests method of accounting. Under the continuity of interests method of accounting, Superior's transfer of the assets, liabilities and equity from the Fund to Superior upon the completion of its transaction with Ballard were recorded at their net book values. As a result of the application of the continuity of interests method of accounting, certain terms such as shareholder/unitholder and dividend/distribution may be used interchangeably throughout these unaudited Interim Consolidated Financial Statements. For the period ended September 30, 2009, payments to Shareholders were in the form of dividends, whereas for the period ended September 30, 2008, payments to Unitholders were in the form of trust unit distributions. These unaudited Interim Consolidated Financial Statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These unaudited Interim Consolidated Financial Statements and notes thereto should be read in conjunction with Superior's financial statements for the year ended December 31, 2008, and the accounting policies applied are consistent with this period except as noted in Note 2(b). All significant transactions and balances between Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Changes in Accounting Policies

Financial Assets and Financial Liabilities

On January 1, 2009, Superior adopted the requirements of guidance provided by the CICA related to the application of credit risk and the determination of the fair value of financial assets and liabilities. Superior adopted the guidance retrospectively, but did not restate prior periods. Accordingly, Superior decreased the carrying value of its net financial instrument assets and liabilities as at January 1, 2009, by $0.4 million, with a corresponding increase of $0.1 million to Superior's future income tax asset and an increase of $0.3 million to Superior's opening accumulated deficit; comparative earnings and financial assets and liabilities for prior periods have not been restated.

Goodwill and Intangible Assets

On January 1, 2009, Superior adopted CICA Handbook Section 3064 *Goodwill and Intangible Assets*. This standard provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with International Financial Reporting Standards (IFRS). Adoption of this standard did not have an impact on Superior.

(c) Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with IFRS for publicly accountable enterprises, including Superior. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Superior is currently assessing the future impact of these new standards on its consolidated financial statements.

Financial Instruments – Disclosure

The CICA has amended Handbook Section 3862 *Financial Instruments – Disclosure*. These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments are effective for annual financial statements on or after

September 30, 2009. Superior does not anticipate that these amendments will have a significant impact on its consolidated financial statements.

(d) Business Segments

Superior operates four distinct business segments: a fuel distribution and related service business operating under the trade names Superior Propane, Superior Plus Energy Services, Montour Home Comfort Services and Mohawk Home Comfort Services; a specialty chemicals business operating under the trade name ERCO Worldwide (ERCO); a construction products distribution business operating under the trade names Winroc and Specialty Products & Insulation Co. (SPI); and a fixed-price energy services business operating under the trade name Superior Energy Management (SEM). (See Note 13.)

3. Seasonality of Operations

Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the first and fourth quarters.

4. Acquisitions

On September 24, 2009, Superior acquired the shares of Specialty Products & Insulation Co. (SPI) for an aggregate purchase price of $141.8 million (US$130.5 million), inclusive of transaction related costs. SPI is a leading US national distributor of a comprehensive selection of insulation and architectural named brand products focused on the commercial and industrial markets.

On September 30, 2009, Superior acquired certain assets which make up a US retail heating oil and propane distribution business (heating oil assets) from Sunoco, Inc. (R&M), and Sunoco, Inc. both Pennsylvania corporations, for an aggregate purchase price of $96.1 million (US$89.6 million), inclusive of transaction related costs. The heating oil assets distribute a broad range of liquid fuels and propane gas and related services, serving markets in Pennsylvania and New York.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing date. As a result of the timing of the completion of these acquisitions relative to the third quarter it is likely that adjustments to the allocation of the assets and liabilities may be required. A preliminary allocation of the consideration paid for these acquisitions is as follows:

	Acquisition of SPI	Acquisition of Sunoco	TOTAL
Cash consideration paid	107.0	91.6	198.6
Transaction costs	2.2	4.5	6.7
Total cash consideration	109.2	96.1	205.3
Common shares issued to former shareholders of SPI	32.6	–	32.6
Total consideration	141.8	96.1	237.9
Working capital, net	54.7	3.2	57.9
Property, plant and equipment	3.8	53.0	56.8
Intangible assets	47.5	40.2	87.7
Goodwill	41.9	0.5	42.4
Future income tax liability	(6.1)	–	(6.1)
Asset retirement obligations	–	(0.8)	(0.8)
	141.8	96.1	237.9

Additionally, during the third quarter of 2009, Superior Propane acquired the assets of two small propane distributors for consideration of $0.7 million.

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at September 30, 2009, proceeds of $66.8 million (December 31, 2008 – $100.0 million) had been received. The existing accounts receivable securitization program matures on June 29, 2010.

A summary of accounts receivable and other is as follows:	**September 30, 2009**	December 31, 2008
Accounts receivable trade	**217.6**	225.5
Accounts receivable other	**2.8**	5.9
Prepaid expenses	**11.7**	15.4
Accounts receivable and other	**232.1**	246.8

6. Inventories

For the three and nine months ended September 30, 2009 inventories of $262.0 million and $833.7 million were expensed through cost of products sold. For the three and nine months ended September 30, 2008 inventories of $356.6 million and $1,129.6 million were expensed through cost of products sold. No write-downs of inventory or reversals of write-downs were recorded during the three and nine months ended September 30, 2009 and 2008.

7. Revolving Term Bank Credits and Term Loans

	Year of Maturity	Effective Interest Rate	**September 30, 2009**	December 31, 2008
Revolving term bank credits [1]				
Bankers Acceptances (BA)	2011	Floating BA rate plus applicable credit spread	**328.5**	168.9
LIBOR Loans (US$72.1 million; 2008 – US$71.6 million)	2011	Floating LIBOR rate plus applicable credit spread	**77.3**	90.1
			405.8	259.0
Other Debt				
Notes payable	2010	Prime	**0.6**	6.2
Deferred consideration	2010	Non-interest bearing	**2.4**	4.8
Loan payable	2009-2014	6.3%	**–**	11.8
			3.0	22.8
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$60.0 million; 2008 – US$60.0 million) [2]	2009-2015	Floating LIBOR rate plus 1.7%	**64.4**	73.5
Senior secured notes subject to fixed interest rates (US$100.0 million; 2008 – US$100.0 million) [2]	2009-2015	6.65%	**107.2**	122.4
			171.6	195.9
Total revolving term bank credits and term loans before deferred financing fees			**580.4**	477.7
Deferred financing fees			**(4.3)**	(1.9)
Revolving term bank credits and term loans			**576.1**	475.8
Current maturities			**(5.2)**	(13.0)
Revolving term bank credits and term loans			**570.9**	462.8

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada, have revolving term bank credit borrowing capacity of $570.0 million. The credit facility matures on June 28, 2011 These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at September 30, 2009, Superior had $17.5 million of outstanding letters of credit (December 31, 2008 - $41.5 million). The fair value of Superior's revolving term bank credits and other debt approximates its carrying value as a result of the market based interest rates and the short-term nature of the underlying debt instruments.

(2) Senior secured notes (the Notes) totaling US$160.0 million (CDN$171.6 million at September 30, 2009 and CDN$195.9 million at December 31, 2008) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at September 30, 2009 was CDN$166.3 million (December 31, 2008 – CDN$183.8 million). In conjunction with the issue of the Notes, Superior swapped US$60.0 million (CDN

$64.4 million) (December 31, 2008 – US$60.0 million (CDN $73.5 million)) of the fixed rate obligation into a US dollar floating rate obligation.

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current Maturities	5.2
Due in 2011	442.2
Due in 2012	34.3
Due in 2013	34.3
Due in 2014	32.2
Subsequent to 2014	32.2
Total	580.4

8. Convertible Unsecured Subordinated Debentures
Superior has issued three series of debentures as follows:

				Unamortized Discount	Total Carrying Value
Maturity Date	December 31, 2012	December 31, 2015	December 31, 2014[(1)]		
Interest rate	5.75%	5.85%	7.50%		
Conversion price per share	$36.00	$31.25	$13.10		
Debentures outstanding as at December 31, 2008	174.9	75.0		(2.6)	247.3
Issuance of 7.50% debentures	–	–	69.0	(0.5)	68.5
Accretion of discount during 2009	–	–	–	0.8	0.8
Deferred issue costs	(3.2)	(1.9)	(3.2)		(8.3)
Debentures outstanding as at September 30, 2009	171.7	73.1	65.8	(2.3)	308.3
Quoted market value as at September 30, 2009	174.8	70.5	70.9		
Quoted market value as at December 31, 2008	141.7	52.5	–		

(1) Superior issued $69.0 million, 7.50%, convertible debentures during the third quarter of 2009.

The debentures may be converted into shares at the option of the holder at any time prior to maturity and may be redeemed by Superior in certain circumstances. Superior may elect to pay interest and principal upon maturity or redemption by issuing shares to a trustee in the case of interest payments, and to the debenture holders in the case of payment of principal. The number of any shares issued will be determined based on market prices for the shares at the time of issuance.

9. Financial Instruments
The fair value of a financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which Superior has immediate access. Where bid and ask prices are unavailable, Superior uses the closing price of the most recent transaction of the instrument. In the absence of an active market, Superior estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Superior looks primarily to available readily observable external market inputs including factors such as forecasted commodity price curves, interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreement, the valuation of this agreement requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of this agreement. A $1/MWh change in the forecasted price of electricity would result in a change in the fair value of this agreement of $1.4 million, with a corresponding impact to net income before income taxes. Any changes in the fair values of financial instruments classified or designated as held-for-trading are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional [1]	Term	Effective Rate	**Asset (Liability) as at September 30, 2009**	Asset (Liability) as at December 31, 2008
Natural gas financial swaps–NYMEX	11.9 GJ[2]	2009-2011	US$8.11/GJ	**(29.3)**	(33.5)
Natural gas financial swaps–AECO	38.5 GJ[2]	2009-2014	CDN$7.65/GJ	**(63.2)**	(34.8)
Foreign currency forward contracts, net sale	US$215.9[4]	2009-2015	1.13	**5.0**	(11.5)
Foreign currency forward contracts	EURO€6.5[4]	2009-2011	1.58	**0.1**	-
Interest rate swaps	US$60.0[4]	2013-2015	Floating LIBOR rate plus 1.7%	**7.9**	11.7
Propane wholesale purchase and sale contracts, net sale	8.35 USG[5]	2009-2010	$0.93/USG	**1.5**	(1.3)
Butane wholesale purchase and sale contracts, net sale	3.41 USG[5]	2009-2010	$1.38/USG	**(1.0)**	-
ERCO fixed-price electricity purchase agreement	45 MW[3]	2009-2017	$45-$52/MWh	**13.6**	42.1
SEM electricity swaps	0.5 MWh[6]	2009-2014	$62.3/MWh	**(10.2)**	(0.9)

[1] Notional values as at September 30, 2009 [2] Millions of gigajoules purchased [3] Mega watts (MW) on a 24/7 continual basis per year purchased [4] Millions of dollars/Euros [5] Millions of United States gallons purchased [6] Millions of mega watt hours (MWh)

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	12.0	5.0	64.5	45.0
SEM electricity swaps	–	–	4.2	6.0
Foreign currency forward contracts, net	5.4	10.8	9.8	1.3
Interest rate swaps	–	7.9	–	–
Propane wholesale purchase and sale contracts	4.0	–	2.5	–
Butane wholesale purchase and sale contracts	1.1	–	2.1	–
ERCO fixed-price power purchase agreements	1.4	12.2	–	–
As at September 30, 2009	**23.9**	**35.9**	**83.1**	**52.3**
As at December 31, 2008	42.0	108.1	87.8	90.5

	For the three months ended September 30, 2009		For the three months ended September 30, 2008	
Description	**Realized gain (loss)**	**Unrealized gain (loss)**	Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(29.1)**	**14.8**	17.2	(224.0)
SEM electricity swaps	**(1.7)**	**(0.7)**	–	(1.5)
Foreign currency forward contracts, net	**(4.0)**	**16.9**	(3.9)	8.0
Interest rate swaps	**–**	**1.4**	–	1.2
Foreign currency forward contracts – balance sheet related	**1.4**	**–**	–	–
Propane wholesale purchase and sale contracts	**–**	**(0.3)**	–	0.3
Butane wholesale purchase and sale contracts	**–**	**(1.7)**	–	–
ERCO fixed-price power purchase agreements	**0.3**	**(11.0)**	5.4	(11.1)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(33.1)**	**19.4**	18.7	(227.1)
Foreign currency translation of senior secured notes	**–**	**14.5**	–	(6.7)
Foreign currency translation of ERCO royalty assets	**–**	**–**	–	1.1
Total realized and unrealized gains (losses)	**(33.1)**	**33.9**	18.7	(232.7)

Description	For the nine months ended September 30, 2009 Realized gain (loss)	Unrealized gain (loss)	For the nine months ended September 30, 2008 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(74.7)**	**(16.7)**	38.6	1.0
SEM electricity swaps	**(3.5)**	**(9.3)**	–	0.7
Foreign currency forward contracts, net	**(11.4)**	**11.4**	(12.3)	17.5
Interest rate swaps	**1.4**	**(4.4)**	1.4	0.3
Foreign currency forward contracts – balance sheet related	**7.7**	**–**	–	–
Propane wholesale purchase and sale contracts	**–**	**2.8**	–	(2.3)
Butane wholesale purchase and sale contracts	**–**	**(0.9)**	–	–
ERCO fixed-price power purchase agreements	**0.4**	**(27.7)**	17.2	14.4
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(80.1)**	**(44.8)**	44.9	31.6
Foreign currency translation of senior secured notes	**–**	**24.4**	–	(11.5)
Foreign currency translation of ERCO royalty assets	**–**	**–**	–	2.3
Total realized and unrealized gains (losses)	**(80.1)**	**(20.4)**	44.9	22.4

Non-Derivative Financial Instruments

Superior's accounts receivables have been designated as available for sale due to Superior's accounts receivable securitization program, Superior's accounts payable, dividends and interest payable to shareholders and debentureholders, revolving term bank credits and term loans and debentures have been designated as other liabilities. The carrying value of Superior's cash, accounts receivable, accounts payable, and dividends and interest payable to shareholders and debenture holders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of Superior's revolving term bank credits and term loans, and debentures, is provided in Notes 7 and 8.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into a fixed-price electricity purchase agreement to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in a market where the price of electricity is not fixed. The fair value with respect to this agreement is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Superior Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its

Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential customers. SEM actively monitors the credit worthiness of its commercial customers.

Allowance for doubtful accounts and past due receivables are reviewed by Superior at each balance sheet reporting date. Superior updates its estimate of the allowance for doubtful accounts based on the evaluation of the recoverability of accounts receivable balances of each customer taking into account historic collection trends of past due accounts and current economic conditions. Accounts receivable are written-off once it is determined they are not collectable.

Pursuant to their respective terms, trade accounts receivable, before deducting an allowance for doubtful accounts, are aged as follows:

	September 30, 2009	December 31, 2008
Current	**184.3**	150.5
Past due less than 90 days	**31.7**	67.6
Past due over 90 days	**8.2**	16.7
Trade accounts receivable, total	**224.2**	234.8

Superior's trade accounts receivable are stated after deducting a provision of $6.6 million as at September 30, 2009 (December 31, 2008 - $9.3 million). The movement in the provision for doubtful accounts was as follows:

	Nine months ended September 30, 2009	Twelve months ended December 31, 2008
Allowance for doubtful accounts, opening	**(9.3)**	(5.1)
Bad debt expense, net of recoveries	**(2.7)**	(8.1)
Written-off	**5.4**	3.9
Allowance for doubtful accounts, ending	**(6.6)**	(9.3)

Superior's contractual obligations associated with its financial liabilities are as follows:

	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015 and Thereafter**	**Total**
Revolving term bank credits and term loans	5.2	2.1	440.1	34.3	34.3	32.2	32.2	580.4
Convertible unsecured subordinated debentures	–	–	–	174.9	–	69.0	75.0	318.9
CDN$ equivalent of US$ foreign currency forward purchase contracts	22.5	68.1	6.0	–	–	–	–	96.6
US$ foreign currency forward sales contracts (US$)	43.0	150.4	64.5	32.5	9.0	–	–	299.4
EURO€ foreign currency forward sales contracts (EURO)	1.1	5.1	0.3	–	–	–	–	6.5
Fixed-price electricity purchase commitments	4.4	17.7	17.7	17.7	17.7	17.7	53.1	146.0
CDN$ natural gas purchases	13.4	37.1	9.3	7.6	7.0	–	–	74.4
US$ natural gas purchases (US$)	14.5	37.9	2.1	–	–	–	–	54.5
US$ propane purchases (US$)	15.0	0.7	–	–	–	–	–	15.7
US$ butane purchases (US$)	2.4	1.9	–	–	–	–	–	4.3

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of share capital.

Superior's financial instruments' sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

	Three and nine months ended September 30, 2009
Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$	3.6
Increase (decrease) to net earnings of a 0.5% increase in interest rates	(1.3)
Increase (decrease) to net earnings of a $0.40/GJ increase in the price of natural gas	18.7
Increase (decrease) to net earnings of a $0.04/litre increase in the price of propane	1.0
Increase (decrease) to net earnings of a $0.04/litre increase in the price of butane	(0.2)
Increase (decrease) to net earnings of a $1.00/KwH increase in the price of electricity	1.9

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain (loss) on financial instruments and would not have a material impact on Superior's cash flow from operations.

10. Income Taxes

On December 31, 2008, Superior converted from a publicly traded income trust to a publicly traded corporation. As such, Superior's calculation of current and future income taxes for the three and nine months ended September 30, 2009 is based on the conversion to a corporate structure effective December 31, 2008, whereas Superior's calculation of current and future income taxes for the three and nine months ended September 30, 2008 is based on Superior being a publicly traded income trust. Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax recovery/expense, comprised of current and future taxes for the three and nine months ended September 30, 2009 was a $5.0 million expense and an $8.3 million recovery, respectively, compared to a $3.3 million recovery and $25.7 million expense in the comparative period. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008, and the reversal of Superior's deferred tax credit. For the three and nine months ended September 30, 2009, future income tax recovery/expense from operations in Canada, the United States and Chile was a $5.9 million expense and a $13.6 million recovery, respectively, resulting in a corresponding total future income tax asset of $237.2 million and a total deferred credit of $276.4 million. Future income tax recovery/expense for the three and nine months ended September 30, 2008 was a $7.6 million recovery and $15.5 million expense, respectively.

11. Shareholders' Equity

Authorized

Superior is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of Superior to receive pro rata the remaining property and assets of Superior, subject to the rights of any shares having priority over the common shares of which none are outstanding.

Preferred shares are issuable in series with each class of preferred share having such rights as the board of directors may determine. Holders of preferred shares are entitled, in priority of holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series upon liquidation, dissolution or winding up of Superior to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series. Superior does not have any preferred shares outstanding.

	Issued Number of Common Shares (Millions)[1]	Shareholders' Equity[1]
Shareholders' equity, December 31, 2008	88.4	574.2
Net earnings	–	50.9
Other comprehensive income (loss)	–	(30.8)
Issuance of common shares[2]	6.8	75.6
Option value associated with the issue of $69.0 million, 7.50% debentures	–	0.5
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	–	(0.3)
Dividends to Shareholders[3]	–	(108.3)
Shareholders' equity, September 30, 2009	**95.2**	**561.8**

[1] On December 31, 2008, Superior redeemed its outstanding trust units in exchange for shares as a result of its conversion from a publicly traded income trust to a publicly corporation. (See Note 1.)
[2] On September 23, 2009 Superior issued 3,970,000 common shares for net proceeds of $43.0 million related to its acquisition of certain heating oil assets. Additionally, on September 24, 2009, Superior issued 2,803,135 common shares valued at $32.6 million by way of private placement in consideration of the acquisition of SPI. The number of common shares issued was based on a specified weighted average value of superiors existing common shares.
[3] Dividends to Shareholders are declared at the discretion of Superior.

Shareholders' capital, deficit and accumulated other comprehensive income (loss) as at September 30, 2009 and December 31, 2008 consists of the following components:

	September 30, 2009	December 31, 2008
Shareholders' capital		
Share capital	**1,446.5**	1,370.9
	1,446.5	1,370.9
Contributed Surplus		
Conversion feature on expired warrants and convertible debentures	**5.3**	4.8
	5.3	4.8
Accumulated deficit		
Retained earnings from operations	**583.7**	532.8
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	**(0.3)**	–
Accumulated dividends/distributions	**(1,444.2)**	(1,335.9)
	(860.8)	(803.1)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**1.6**	(20.3)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(27.9)**	30.1
Reclassification of derivative gains and losses previously deferred	**(2.9)**	(8.2)
	(29.2)	1.6

Additional Capital Disclosures

Superior's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; and (ii) safeguard Superior's assets while at the same time maximizing the growth of its businesses and returns to its shareholders.

In the management of capital, Superior includes shareholders' equity (excluding accumulated other comprehensive income) (AOCI), current and long-term debt, convertible debentures, securitized accounts receivable and cash and cash equivalents.

Superior manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, Superior may adjust the amount of dividends to Shareholders, issue additional share capital, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

Superior monitors its capital based on the ratio of senior debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash expenses (EBITDA), as defined by its revolving term credit facility, and the ratio of total debt outstanding to EBITDA. Superior's reference to EBITDA as defined by its revolving term credit facility may be referred to as compliance EBITDA in other public reports of Superior.

Superior is subject to various financial covenants in its credit facility agreements, including senior debt and total debt to EBITDA ratios, which are measured on a quarterly basis. As at September 30, 2009 and December 31 2008, Superior was in compliance with all of its financial covenants.

Superior's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. Superior believes that its debt to EBITDA ratios are within reasonable limits, in light of Superior's size, the nature of its businesses and its capital management objectives.

The capital structure of the Superior and the calculation of its key capital ratios are as follows:

	September 30, 2009	December 31, 2008
Total shareholders' equity	**561.8**	574.2
Exclude accumulated other comprehensive loss (income)	**29.2**	(1.6)
Shareholders' equity (excluding AOCI)	**591.0**	572.6
Current portion of term loans	**5.2**	13.0
Revolving term bank credits and term loans [1]	**575.2**	464.7
Accounts receivable securitization program	**66.8**	100.0
Total senior debt	**647.2**	577.7
Convertible unsecured subordinated debentures [1]	**316.6**	247.6
Total debt	**963.8**	825.3
Cash	**(19.3)**	(16.1)
Total capital	**1,535.5**	1,381.8

	Twelve months ended September 30, 2009	Twelve months ended December 31, 2008
Net earnings (loss)	**31.0**	67.7
Adjusted for:		
Interest on revolving term bank credits and term loans	**23.3**	23.7
Interest on convertible unsecured subordinated debentures	**15.3**	14.8
Accretion of convertible debenture issue costs	**1.1**	1.4
Amortization of property, plant and equipment	**19.2**	18.3
Amortization included in cost of sales	**37.4**	38.9
Amortization of intangible assets	**5.9**	5.3
Income tax expense (recovery)	**(24.1)**	9.9
Unrealized (gains) losses on financial instruments	**104.0**	61.2
Gain on sale of facility	–	(4.0)
Superior Propane non-cash pension expense	**1.6**	2.4
Proforma impact of acquisition of SPI	**31.9**	–
Proforma impact of purchase of Heating Oil assets	**18.9**	–
EBITDA [(2)]	**265.5**	239.6

	Target	September 30, 2009	December 31, 2008
Senior debt to EBITDA[(2)]	**1.5:1 – 2.0:1**	**2.4:1**	2.4:1
Total debt to EBITDA[(2)]	**2.5:1 – 3.0:1**	**3.6:1**	3.4:1

[(1)] Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.

[(2)] EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.

12. Net Earnings per Share

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	**2009**	2008
Net earnings per share computation, basic and diluted [(1)]				
Net earnings (loss)	**33.0**	(203.9)	**50.9**	87.6
Weighted average shares outstanding	**88.7**	88.4	**88.4**	88.3
Net earnings (loss) per share, basic and diluted	**$0.37**	($2.31)	**$0.58**	$0.99

[(1)] All outstanding debentures have been excluded from this calculation as they were anti-dilutive.

13. Business Segments

Superior operates four distinct business segments: a fuel distribution and related service business operating under the trade names Superior Propane, Superior Plus Energy Services, Montour Home Comfort Services and Mohawk Home Comfort Services; a specialty chemicals business operating under the trade name ERCO Worldwide (ERCO); a construction products distribution business operating under the trade names Winroc and Specialty Products & Insulation Co. (SPI); and a fixed-price energy services business operating under the trade name Superior Energy Management (SEM). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Realized gains and losses pertaining to intersegment foreign exchange gains and losses are eliminated under the corporate cost column.

For the three months ended September 30, 2009	Fuel Distribution	Specialty Chemicals	Construction Products	SEM	Corporate	Total Consolidated
Revenues	**147.6**	**115.4**	**100.5**	**77.8**	**–**	**441.3**
Cost of products sold	**(98.0)**	**(73.8)**	**(73.6)**	**(35.9)**	**–**	**(281.3)**
Realized gains (losses) on financial instruments	**(0.1)**	**(0.2)**	**–**	**(34.2)**	**1.4**	**(33.1)**
Gross profit	**49.5**	**41.4**	**26.9**	**7.7**	**1.4**	**126.9**
Expenses						
Operating and administrative	**49.6**	**28.4**	**19.8**	**4.9**	**3.8**	**106.5**
Amortization of property, plant and equipment	**3.7**	**–**	**0.9**	**–**	**–**	**4.6**
Amortization of intangible assets	**–**	**1.1**	**0.2**	**0.1**	**–**	**1.4**
Interest on revolving term bank credits and term loans	**–**	**–**	**–**	**–**	**5.9**	**5.9**
Interest on convertible unsecured subordinated debentures	**–**	**–**	**–**	**–**	**4.2**	**4.2**
Accretion of convertible debenture issue costs	**–**	**–**	**–**	**–**	**0.2**	**0.2**
Unrealized losses (gains) on financial instruments	**1.9**	**10.9**	**–**	**(14.0)**	**(32.7)**	**(33.9)**
	55.2	**40.4**	**20.9**	**(9.0)**	**(18.6)**	**88.9**
Net earnings (loss) before income taxes	**(5.7)**	**1.0**	**6.0**	**16.7**	**20.0**	**38.0**
Income tax expense	**–**	**–**	**–**	**–**	**(5.0)**	**(5.0)**
Net Earnings (Loss)	**(5.7)**	**1.0**	**6.0**	**16.7**	**15.0**	**33.0**

For the three months ended September 30, 2008	Fuel Distribution	Specialty Chemicals	Construction Products	SEM	Corporate	Total Consolidated
Revenues	236.4	121.7	142.6	79.5	–	580.2
Cost of products sold	(181.3)	(76.3)	(107.4)	(81.1)	–	(446.1)
Realized gains (losses) on financial instruments	0.2	6.9	–	11.6	–	18.7
Gross profit	55.3	52.3	35.2	10.0	–	152.8
Expenses						
Operating and administrative	49.3	29.5	27.1	7.1	2.0	115.0
Amortization of property, plant and equipment	3.6	0.2	1.0	–	–	4.8
Amortization of intangible assets	–	1.1	0.2	0.1	–	1.4
Interest on revolving term bank credits and term loans	–	–	–	–	6.0	6.0
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.8	3.8
Accretion of convertible debenture issue costs	–	–	–	–	0.3	0.3
Gain on disposal of facility	–	(4.0)	–	–	–	(4.0)
Unrealized losses (gains) on financial instruments	(0.3)	10.0	–	225.5	(2.5)	232.7
	52.6	36.8	28.3	232.7	9.6	360.0
Net earnings (loss) before income taxes	2.7	15.5	6.9	(222.7)	(9.6)	(207.2)
Income tax recovery	–	–	–	–	3.3	3.3
Net Earnings (Loss)	2.7	15.5	6.9	(222.7)	(6.3)	(203.9)

For the nine months ended September 30, 2009	Fuel Distribution	Specialty Chemicals	Construction Products	SEM	Corporate	Total Consolidated
Revenues	615.4	359.4	292.8	231.6	–	1,499.2
Cost of products sold	(409.6)	(214.2)	(217.2)	(128.0)	–	(969.0)
Realized gains (losses) on financial instruments	(1.0)	(6.9)	–	(81.3)	9.1	(80.1)
Gross profit	204.8	138.3	75.6	22.3	9.1	450.1
Expenses						
Operating and administrative	156.0	91.2	63.7	15.2	10.4	336.5
Amortization of property, plant and equipment	13.1	–	2.8	–	–	15.9
Amortization of intangible assets	–	3.6	0.5	0.3	–	4.4
Interest on revolving term bank credits and term loans	–	–	–	–	17.8	17.8
Interest on convertible unsecured subordinated debentures	–	–	–	–	11.7	11.7
Accretion of convertible debenture issue costs	–	–	–	–	0.8	0.8
Unrealized losses (gains) on financial instruments	(2.0)	27.7	–	26.0	(31.3)	20.4
	167.1	122.5	67.0	41.5	9.4	407.5
Net earnings (loss) before income taxes	37.7	15.8	8.6	(19.2)	(0.3)	42.6
Income tax recovery	–	–	–	–	8.3	8.3
Net Earnings (Loss)	37.7	15.8	8.6	(19.2)	8.0	50.9

For the nine months ended September 30, 2008	Fuel Distribution	Specialty Chemicals	Construction Products	SEM	Corporate	Total Consolidated
Revenues	835.2	347.1	399.5	247.0	–	1,828.8
Cost of products sold	(625.2)	(231.7)	(299.6)	(241.2)	–	(1,397.7)
Realized gains (losses) on financial instruments	(0.4)	23.5	–	20.4	1.4	44.9
Gross profit	209.6	138.9	99.9	26.2	1.4	476.0
Expenses						
Operating and administrative	154.0	84.1	76.0	18.2	7.5	339.8
Amortization of property, plant and equipment	11.3	0.9	2.8	–	–	15.0
Amortization of intangible assets	–	3.2	0.4	0.2	–	3.8
Interest on revolving term bank credits and term loans	–	–	–	–	18.2	18.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	11.2	11.2
Accretion of convertible debenture issue costs	–	–	–	–	1.1	1.1
Gain on disposal of facility	–	(4.0)	–	–	–	(4.0)
Unrealized losses (gains) on financial instruments	2.3	(16.7)	–	(1.7)	(6.3)	(22.4)
	167.6	67.5	79.2	16.7	31.7	362.7
Net earnings (loss) before income taxes	42.0	71.4	20.7	9.5	(30.3)	113.3
Income tax expense	–	–	–	–	(25.7)	(25.7)
Net Earnings (Loss)	42.0	71.4	20.7	9.5	(56.0)	87.6

Total Assets, Net Working Capital, Acquisitions and Purchase of Property, Plant and Equipment

	Fuel Distribution	Specialty Chemicals	Construction Products	SEM	Corporate	Total Consolidated
As at September 30, 2009						
Net working capital [(1)]	**40.2**	**0.2**	**117.7**	**10.0**	**(36.1)**	**132.0**
Total assets	**688.2**	**609.6**	**379.4**	**63.8**	**388.9**	**2,129.9**
As at December 31, 2008						
Net working capital [(1)]	60.7	27.6	76.5	4.8	(22.9)	146.7
Total assets	658.2	618.3	211.3	69.5	469.6	2,026.9
For the three months ended September 30, 2009						
Acquisitions	**96.8**	**–**	**109.2**	**–**	**–**	**206.0**
Purchase of property, plant and equipment	**2.8**	**34.9**	**1.0**	**–**	**–**	**38.7**
For the three months ended September 30, 2008						
Acquisitions	–	–	(0.1)	–	–	(0.1)
Purchase of property, plant and equipment	1.4	12.3	–	0.4	–	14.1
For the nine months ended September 30, 2009						
Acquisitions	**96.8**	**–**	**109.2**	**–**	**–**	**206.0**
Purchase of property, plant and equipment	**8.1**	**101.7**	**1.2**	**0.1**	**–**	**111.1**
For the nine months ended September 30, 2008						
Acquisitions	3.4	–	21.1	–	–	24.5
Purchase of property, plant and equipment	4.6	30.8	1.6	0.9	–	37.9

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended September 30, 2009	**341.1**	**80.0**	**20.2**	**441.3**
Revenues for the nine months ended September 30, 2009	**1,169.5**	**266.2**	**63.5**	**1,499.2**
Property, plant and equipment as at September 30, 2009	**373.5**	**220.3**	**60.0**	**653.8**
Goodwill as at September 30, 2009	**451.9**	**61.5**	**-**	**513.4**
Total assets as at September 30, 2009	**1,762.4**	**297.3**	**70.2**	**2,129.9**
Revenues for the three months ended September 30, 2008	467.9	94.1	18.2	580.2
Revenues for the nine months ended September 30, 2008	1,512.0	259.3	57.5	1,828.8
Property, plant and equipment as at December 31, 2008	400.3	92.4	69.6	562.3
Goodwill as at December 31, 2008	454.6	18.1	-	472.7
Total assets as at December 31, 2008	1,761.1	188.7	77.1	2,026.9

14. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentation. Specifically, $8.5 million has been reclassified to property, plant and equipment from inventory to provide comparative presentation of certain of Superior Propane's rental assets. Additionally, $25.4 million has been reclassified from current portion of deferred credit to long-term portion of the deferred credit.

15. Subsequent Event

On October 16, 2009, Superior LP announced that it intends to issue $150 million, 8.25% senior unsecured debentures due October 27, 2016. The net proceeds from the issue will be used to repay Superior's existing revolving term credit facility.

Superior Plus

NEWS

TSX: SPB
Calgary, November 26, 2009

For Immediate Release

SUPERIOR PLUS ANNOUNCES COMPLETION OF COMMON SHARE FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation") is pleased to announce the successful closing of the issue and sale today of an aggregate of 4,166,667 common shares in the capital of the Corporation ("Common Shares") at a price of $12.00 per Common Share for gross proceeds of approximately $50.0 million. The gross proceeds include the full exercise of the over-allotment option granted to the underwriters.

The Common Shares were offered to the public through a syndicate of underwriters which was co-led by National Bank Financial Inc., TD Securities Inc., and Scotia Capital Inc., and included CIBC World Markets Inc., BMO Capital Markets and Cormark Securities Inc. As previously announced, Superior intends to use the net proceeds from the financing to partially finance the acquisition of certain assets from Griffith Energy Services, Inc. ("Griffith") which make up a retail heating oil, propane and motor fuels distribution business The Common Shares of Superior are traded on the Toronto Stock Exchange under the symbol "SPB".

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

The Corporation's common shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	100.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.50% Debentures	$ 69.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957 / Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the completion of the acquisition of Griffith. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the acquisition. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The Corporation assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Superior Plus

NEWS

TSX: SPB
Calgary, December 10, 2009

For Immediate Release

Superior Plus Announces December 2009 Cash Dividend

December 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of December, 2009 of $0.135 per share payable on January 15, 2009. The record date is December 31, 2009 and the ex-dividend date will be December 29, 2009. Superior's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

About the Corporation

Superior Plus Corp. consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	100.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp. | 1400, 840 – 7 Avenue SW Calgary, Alberta T2P 3G2 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, December 11, 2009

For Immediate Release

Superior Plus Completes US $75 Million Acquisition of Griffith Energy Services

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") is pleased to announce that Superior Plus Energy Services LLC, its indirect wholly owned US subsidiary has successfully closed the previously announced acquisition to acquire certain assets that comprise a retail heating oil, propane and motor fuels distribution business from Griffith Energy Services, Inc. ("Griffith's") for an aggregate purchase price, including working capital for approximately US $75 million in cash.

Griffith's is a US distributor of a broad range of liquid fuels and propane gas, serving markets in Connecticut, Pennsylvania and Rhode Island. Griffith's also provides its customers with a broad range of services, including heating, ventilation, air conditioning repair and other related services.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated, "The closing of this transaction continues Superior's strategy of expanding and consolidating its existing US heating oil distribution business in conjunction with its Energy Services growth strategy. The experienced operating staff associated with the newly acquired assets have joined the Superior team and we look forward to working with them to build our business."

The heating oil and propane distribution business is highly fragmented throughout the north-eastern United States and eastern Canada. Superior intends to pursue additional acquisition and consolidation opportunities in Energy Services, enhance the acquired propane and service offerings as well as expand heating oil distribution at some of Superior Propane's current locations.

The purchase price for these assets was financed with the net proceeds of approximately CDN $48.0 million raised from Superior's bought deal common share public offering completed on November 26, 2009 with the remaining balance being satisfied by Superior drawing on its $570 million syndicated credit facility. Superior's Executive Vice-President and Chief Financial Officer, Wayne Bingham commented, "Superior continues to have excellent access to capital and benefit from strong support received from its investors and lending syndicate."

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating divisions: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	100.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957 / Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. In particular, this press release includes forward-looking information pertaining to Superior's business strategy including future plans to pursue additional acquisition and consolidation opportunities within its Energy Services division, enhance the acquired propane and service offerings as well as expand heating oil distribution at some of Superior Propane's current locations. These risks include, but are not limited to the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.